RELX Group

Annual Report on Form 20-F 2017


INTERPHEX
LIVE

As filed with the Securities and Exchange Commission on February 22, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13334	Commission file number: 1-13688
RELX PLC	**RELX NV**
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
England	**The Netherlands**
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
1-3 Strand, London, WC2N 5JR, England	**Radarweg 29, 1043 NX, Amsterdam, The Netherlands**
(Address of principal executive offices)	(Address of principal executive offices)
Henry Udow	Jans van der Woude
Company Secretary	Company Secretary
RELX PLC	RELX NV
1-3 Strand, London, WC2N 5JR, England	Radarweg 29, 1043 NX, Amsterdam, The Netherlands
011 44 20 7166 5500	011 31 20 485 2222
henry.udow@relx.com	j.vanderwoude@relx.com
(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)	(Name, telephone, e-mail and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
RELX PLC:	
American Depositary Shares (each representing one RELX PLC ordinary share)	New York Stock Exchange
Ordinary shares of 14 51/116p each (the “RELX PLC ordinary shares”)	New York Stock Exchange*
RELX NV:	
American Depositary Shares (each representing one RELX NV ordinary share)	New York Stock Exchange
Ordinary shares of €0.07 each (the “RELX NV ordinary shares”)	New York Stock Exchange*

* Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2017:

	Number of outstanding shares
RELX PLC:	
Ordinary shares of 14 51/116p each	1,123,682,106
RELX NV:	
Ordinary shares of €0.07 each	999,961,098

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, non-accelerated filers or emerging growth companies. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing.

☐ US GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrants have elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

TABLE OF CONTENTS

*   The registrants have responded to Item 18 in lieu of responding to this Item.

THIS PAGE INTENTIONALLY BLANK

GENERAL

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

As used in this Annual Report on Form 20-F, the terms "the Group", "RELX Group", "RELX", "we," "our" or "us" refer collectively, to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures. Additional terms are defined in the Glossary of Terms on pages S-1 and S-2.

In this annual report, references to US dollars, $ and ¢ are to US currency; references to sterling, £, pence or p are to UK currency; references to euro and € are to the currency of the European Economic and Monetary Union.

Statements regarding our competitive position included herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that the market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

This document contains references to the RELX Group website, either within the document or incorporated by reference. Information not specifically stated as being incorporated by reference from the RELX Group website or any other website referenced is not incorporated into this document and should not be considered part of this document.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information in this Annual Report on Form 20-F is being incorporated by reference to the Group's Annual Reports and Financial Statements 2017 appended hereto as Exhibit 15.2. With the exception of the items and pages so specified, the Group's Annual Reports and Financial Statements 2017 are not deemed to be filed as part of this Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains a number of forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to, among others:

- our financial condition;

- our results of operations;

- our competitive positions;

- the features and functions of and markets for the products and services we offer; and

- our business plans and strategies.

We consider any statements that are not historical facts to be "forward-looking statements." These statements are based on the current expectations of the management of our businesses and are subject to risks and uncertainties that could cause actual results or outcomes to differ from those expressed in any forward-looking statement. These differences could be material; therefore, you should evaluate forward-looking statements in light of various important factors, including those set forth or incorporated by reference in this annual report.

Important factors that could cause our actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others:

- current and future economic, political and market forces;

- changes in law and legal interpretation affecting our intellectual property rights and internet communications;

- regulatory and other changes regarding the collection or use of third-party content and data;

- changes to the levels or models of government funding for, or spending by academic institutions;

- demand for our products and services;

- competitive factors in the industries in which we operate;

- ability to realise the future anticipated benefits of acquisitions;

- significant failure or interruption of our systems;

- compromises of our data security systems or other unauthorised access to our databases;

- failure to comply with FTC Settlement Orders;

- failure of third parties to whom we have outsourced business activities;

- our ability to retain high-quality management;

- changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities;

- changes in tax laws and uncertainty in their application;

- exchange rate fluctuations;

- adverse market conditions or downgrades to the credit ratings of our debt;

- breaches of generally accepted ethical business standards or applicable laws;

- our ability to manage our environmental impact;

- failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; and

- other risks referenced from time to time in the filings of RELX PLC and RELX NV with the Securities and Exchange Commission (the "SEC"), including the risks described in Item 3 under the heading "Risk Factors" in this annual report.

The terms "estimate," "project," "plan," "intend," "expect," "should," "could," "will," "believe," "trends," and similar expressions may indicate a forward-looking statement. Forward-looking statements are found at various places throughout this annual report and the other information incorporated by reference in this annual report.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 3: KEY INFORMATION

SELECTED FINANCIAL DATA

THE GROUP

The selected consolidated financial data for the Group should be read in conjunction with, and is qualified by, the consolidated financial statements for RELX Group which are set forth on pages 117 to 164 of the Group's Annual Reports and Financial Statements 2017, and incorporated herein by reference to Exhibit 15.2.

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC and RELX NV jointly own RELX Group plc which holds all of the Group's operating businesses and financing activities. The Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial statements and, accordingly, the Group's consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial statements.

The consolidated financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). The selected financial data for the Group (in £) as at December 31, 2017, and 2016 and for the years ended December 31, 2017, 2016 and 2015 set out below has been extracted or derived from the audited consolidated financial statements, set forth on pages 117 to 164 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. The selected financial data for the Group as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 set out below has been extracted or derived from our audited financial statements, which are not included herein.

Consolidated Income Statement Data[1]

	For the year ended December 31,				
	2017	**2016**	**2015**	**2014**	**2013**
			(in millions)		
Amounts in accordance with IFRS:					
Revenue	**£7,355**	£6,895	£5,971	£5,773	£6,035
Operating profit[2]	**1,905**	1,708	1,497	1,402	1,376
Net finance costs	**(182)**	(195)	(174)	(162)	(196)
Disposals and other non-operating items[3]	**11**	(40)	(11)	(11)	16
Profit before tax	**1,734**	1,473	1,312	1,229	1,196
Tax expense[4]	**(67)**	(304)	(298)	(269)	(81)
Net profit for the year	**1,667**	1,169	1,014	960	1,115
Net profit for the year attributable to non-controlling interests	**(8)**	(8)	(6)	(5)	(5)
Net profit attributable to RELX PLC and RELX NV shareholders	**£1,659**	£1,161	£1,008	£ 955	£1,110

Consolidated Statement of Financial Position Data[1]

	As at December 31,				
	2017	**2016**	**2015**	**2014**	**2013**
			(in millions)		
Amounts in accordance with IFRS:					
Total assets	**£12,283**	£13,323	£11,185	£11,087	£10,495
Non-current borrowings	**(4,208)**	(3,684)	(3,278)	(3,149)	(2,633)
Net assets	**2,374**	2,358	2,178	2,137	2,423
Non-controlling interests	**(21)**	(38)	(34)	(31)	(33)
Shareholders' equity	**£ 2,353**	£ 2,320	£ 2,144	£ 2,106	£ 2,390

(1) The consolidated financial data is prepared in accordance with accounting policies that are in conformity with IFRS as issued by the IASB and as adopted by the EU. With the exception of earnings per share (EPS) as set out below, the statement of financial position figures for 2013 have been extracted or derived from the combined financial data for the year ended December 31, 2013. The consolidated financial data for the year ended December 31, 2013 is the same in all respects as the combined financial data previously reported, except for changes to the calculation of earnings per share set out below.

(2) Operating profit is stated after charging £314 million in respect of amortisation of acquired intangible assets (2016: £346 million; 2015: £296 million; 2014: £286 million; 2013: £318 million); £56 million in respect of acquisition related costs (2016: £51 million; 2015: £35 million; 2014: £30 million; 2013: £43 million); £10 million expense in respect of taxation in joint ventures (2016: £10 million expense; 2015: £6 million credit; 2014: £21 million expense; 2013: £12 million expense) and includes finance income from joint ventures and associates of £1 million (2016: £1 million income; 2015: nil; 2014: nil; 2013: nil).

(3) Disposals and other non-operating items comprise a £6 million gain on disposal of businesses and assets held for sale (2016: £27 million loss; 2015: £8 million loss; 2014: £19 million loss; 2013: £11 million gain), no charge in respect of property provisions on disposed businesses (2016: nil; 2015: £11 million; 2014: nil; 2013: nil), and a £5 million gain relating to the revaluation of held for trading investments (2016: £13million loss; 2015: £8 million gain; 2014: £8 million gain; 2013: £5 million gain).

(4) Tax expense in 2017 includes a deferred tax credit on the alignment of business assets with their global management structure of nil (2016: nil; 2015: nil; 2014: nil; 2013: £221 million). It also includes an exceptional tax credit of £346 million (2016: nil; 2015: nil; 2014: nil; 2013: nil) from a deferred tax balance sheet adjustment arising from the US Tax Cuts and Jobs Act.

Earnings per share and dividends

	For the year ended December 31,				
	2017	2016	2015	2014	2013
	(in millions, except per share amounts)				
Amounts in accordance with IFRS[1]:					
RELX PLC					
Earnings per RELX PLC ordinary share	82.2p	56.3p	46.4p	43.0p	49.0p
Diluted earnings per RELX PLC ordinary share	81.5p	55.8p	46.0p	42.5p	48.3p
Dividends per RELX PLC ordinary share[2]	37.4p	32.55p	26.40p	24.95p	23.65p
Weighted average number of shares[3]	1,068.3	1,091.0	1,116.2	1,140.2	1,172.2
RELX NV[4]					
Earnings per RELX NV share	82.2p	56.3p	49.4p	45.8p	51.6p
Diluted earnings per RELX NV share	81.5p	55.8p	48.9p	45.3p	51.0p
Dividends per RELX NV ordinary share[2]	€0.433	€0.410	€0.400	€0.383	€0.329
Weighted average number of shares[3]	951.1	971.3	992.4	1,014.2	1,038.5

(1) With effect from April 6, 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this tax credit, dividends and therefore earnings per share are equal for both RELX PLC and RELX NV in 2016 and 2017. In calculating earnings per share of the Group up until the end of 2015 (prior to the abolition of the tax credit), the earnings for each class of share were calculated on the basis that earnings are fully distributed. The Group's usual practice is for only a portion of earnings to be distributed by way of dividends. Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the RELX PLC shares and the RELX NV shares reflected the differential in dividend payments declared as a result of the tax credit, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share. For further information on the calculation of EPS, please see note 11 to the consolidated financial statements set forth on page 138 and 139 of the Group's Annual Reports and Financial Statements 2017 incorporated herein by reference to Exhibit 15.2.

(2) RELX PLC dividends paid in the year, in amounts per ordinary share, comprise a 2016 final dividend of 25.70p and 2017 interim dividend of 11.7p giving a total of 37.4p. The directors of RELX PLC have proposed a 2017 final dividend of 27.7p (2016: 25.7p 2015: 22.30p; 2014: 19.00p; 2013: 17.95p), giving a total ordinary dividend in respect of the financial year of 39.4p (2016: 35.95p; 2015: 29.70p 2014: 26.00p; 2013: 24.60p). Translated at the December 31, 2017 noon buying rate of $1.35 per £1.00, dividends paid in the year amount to $0.51 per RELX PLC share and total ordinary dividends in respect of the financial year amount to $0.53 per RELX PLC share. See "— Exchange Rates" on page 5.

RELX NV dividends paid in the year, in amounts per ordinary share, comprise a 2016 final dividend of €0.301 and 2017 interim dividend of €0.132 giving a total of €0.433. The directors of RELX NV have proposed a 2017 final dividend of €0.316 (2016: €0.301; 2015: €0.288; 2014: €0.285; 2013: €0.243), giving a total ordinary dividend in respect of the financial year of €0.448 (2016: €0.423; 2015: €0.403; 2014: €0.383; 2013: €0.329). Translated at the December 31, 2017 noon buying rate of $1.20 per €1.00, dividends paid in the year amount to $0.52 per RELX NV share and total ordinary dividends in respect of the financial year amount to $0.54 per RELX NV share. See "— Exchange Rates" on page 5.

(3) Weighted average number of shares excludes shares held in treasury and shares held by the Employee Benefit Trust.

(4) RELX NV comparative amounts have been adjusted retrospectively for the bonus share issue declared on June 30, 2015.

EXCHANGE RATES

For a discussion of the impact of currency fluctuations on the Group's consolidated results of operations and consolidated financial position, see "Item 5: Operating and Financial Review and Prospects".

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. *The exchange rate on February 14, 2018 was £1.00 = $1.40 and €1.00 = $1.24.*

US dollars per £1.00 — Noon Buying Rates

	Period			
Year ended December 31,	**End**	**Average**[1]	**High**	**Low**
2017	1.35	1.29	1.36	1.21
2016	1.23	1.36	1.48	1.22
2015	1.47	1.53	1.59	1.46
2014	1.56	1.65	1.72	1.55
2013	1.66	1.56	1.66	1.48

Month	**High**	**Low**
February 2018 (through February 16, 2018)	1.42	1.38
January 2018	1.43	1.35
December 2017	1.35	1.33
November 2017	1.35	1.31
October 2017	1.33	1.31
September 2017	1.36	1.30

US dollars per €1.00 — Noon Buying Rates

	Period			
Year ended December 31,	**End**	**Average**[1]	**High**	**Low**
2017	1.20	1.13	1.20	1.04
2016	1.05	1.11	1.15	1.04
2015	1.09	1.11	1.21	1.05
2014	1.21	1.33	1.39	1.21
2013	1.38	1.32	1.38	1.28

Month	**High**	**Low**
February 2018 (through February 16, 2018)	1.25	1.22
January 2018	1.25	1.19
December 2017	1.20	1.17
November 2017	1.19	1.16
October 2017	1.19	1.16
September 2017	1.20	1.17

(1) The average of the Noon Buying Rates on each business day during the relevant period.

Noon Buying Rates have not been used in the preparation of the consolidated financial statements but have been used for certain convenience translations where indicated.

RISK FACTORS

The principal risks facing our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom's withdrawal from the European Union under Article 50 of the Treaty of Lisbon), acts of war, terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission, and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Regulatory and other changes regarding the collection or use of third-party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations, such as the European Union's General Data Protection Regulation ("GDPR"), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

Changes in the payment model for our Scientific, Technical & Medical primary research content could adversely affect our operations.

Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors' funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our STM revenue from paid subscriptions.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

We operate in a highly competitive environment that is subject to rapid change.

Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

We may not realise all of the future anticipated benefits of acquisitions.

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

A significant failure or interruption of our electronic delivery platforms, networks or distribution systems could adversely affect our businesses and operations.

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption or security breach.

Compromises of our cyber security systems and other unauthorised access to our databases, could adversely affect our businesses and operations.

Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services, we rely on and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users' data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so. Compromises of our or our third-party service providers' systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

We are subject to numerous and evolving laws and regulations designed to protect certain information and, through our Risk & Business Analytics business in the United States, we are party to two consent orders and two subsequent related supplemental orders embodying settlements, regarding our compliance with US federal laws governing consumer information and security-related issues, including certain fraudulent data access incidents. Failure to comply with these orders could result in civil penalties and adversely affect our business, operations and reputation.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high-quality management.

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain talent could adversely affect our business performance. Failure to recruit and develop a diverse and inclusive workforce could adversely affect our reputation and business performance.

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme's investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate globally and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD)'s reports on Base Erosion and Profit Shifting suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD's work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Fluctuations in exchange rates may affect our results.

The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Market conditions and credit ratings may affect the availability and cost of funding.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a world-leading provider of professional information solutions to the STM, risk and business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption or competition statutes could adversely affect our business performance, reputation and financial condition.

Failure to manage our environmental impact could adversely affect our businesses and reputation.

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgmental. If these assumptions are not realised, we may be required to recognise a charge in the future for impairment.

As at December 31, 2017, goodwill on the consolidated statement of financial position amounted to £5,965 million and intangible assets with an indefinite life amounted to £112 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgmental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

ITEM 4: INFORMATION ON THE GROUP

BUSINESS OVERVIEW

RELX PLC is a holding company. It owns 52.9% of the shares of RELX Group plc.

RELX NV is a holding company. It owns 47.1% of the shares of RELX Group plc.

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 31,000 people of whom almost half are in North America.

We operate in four major market segments: Scientific, Technical & Medical; Risk & Business Analytics; Legal; and Exhibitions.

- Scientific, Technical & Medical is a global information and analytics business that helps institutions and professionals advance healthcare, open science, and improve performance for the benefit of humanity.

- Risk & Business Analytics provides customers with solutions and decision tools that combine public and industry specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency.

- Legal is a leading global provider of legal, regulatory and business information and analytics that helps customers increase productivity, improve decision-making and outcomes and advance the rule of law around the world.

- Exhibitions is the world's leading events business, enhancing the power of face-to-face through data and digital tools at over 500 events a year, in more than 30 countries, attracting more than 7 million participants.

	Revenue Year ended December 31,					
	2017		**2016**		**2015**	
	(in millions, except percentages)					
Scientific, Technical & Medical	**£2,478**	**34%**	£2,320	34%	£2,070	35%
Risk & Business Analytics	**2,076**	**28**	1,906	28	1,601	27
Legal	**1,692**	**23**	1,622	23	1,443	24
Exhibitions	**1,109**	**15**	1,047	15	857	14
Total	**£7,355**	**100%**	£6,895	100%	£5,971	100%

SCIENTIFIC, TECHNICAL & MEDICAL

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 14 to 17 of the Group's Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

RISK & BUSINESS ANALYTICS

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 20 to 23 of the Group's Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

LEGAL

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 28 to 31 of the Group's Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

EXHIBITIONS

The information set forth under the headings 'Business Overview', 'Market opportunities', 'Strategic priorities' and 'Business model, distribution channels and competition' on pages 34 to 37 of the Group's Annual Reports and Financial Statements 2017 is incorporated herein by reference to Exhibit 15.2.

ORGANISATIONAL STRUCTURE

RELX PLC is a publicly-traded holding company with its shares listed on the London and New York stock exchanges. Its principal asset is the shares it owns in RELX Group plc, which represent a 52.9% ownership interest in RELX Group plc.

RELX NV is a publicly-traded holding company with its shares listed on the Euronext Amsterdam and New York stock exchanges. Its principal asset is the shares it owns in RELX Group plc, which represent a 47.1% ownership interest in RELX Group plc.

RELX Group plc holds all the operating businesses, subsidiaries, interests in associates and joint ventures and financing activities of RELX Group, a global provider of information and analytics for professional and business customers across industries.

Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary.

A further description of our corporate structure as of December 31, 2017 is contained in note 1 to our consolidated financial statements as set forth on page 122 and under the heading 'Corporate structure' on page 71 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2, including RELX PLC and RELX NV's equal voting interests in RELX Group plc.

We are proposing a set of measures that will further simplify our corporate structure into a single parent company. We believe this is a natural next step for RELX Group, removing complexity and increasing transparency. The changes will be cost and profit neutral on an ongoing basis and will not impact the economic interests of any shareholder. RELX NV shareholders will receive one new RELX PLC share in exchange for each RELX NV share held and, following the additional listing of RELX PLC shares on Euronext Amsterdam noted below, will have the option of trading new RELX PLC shares on Euronext Amsterdam, quoted and traded in euros, and receive dividend payments in euros. RELX PLC will continue to have a premium listing on the London Stock Exchange and we will be applying for an additional listing of RELX PLC on Euronext Amsterdam. RELX NV ADRs will be converted one-for-one to RELX PLC ADRs which will continue to be listed on the New York Stock Exchange. There will be no changes to the locations, activities or staffing levels of RELX Group or its four business areas. The simplification is subject to the approval of both RELX PLC and RELX NV shareholders. We expect a circular to be sent to shareholders in Q2 2018, with implementation in Q3 2018.

Further information is set out in consolidated financial statements set forth under the section 'Corporate Governance' on pages 70 and 71 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Significant Subsidiaries, Associates, Joint Ventures and Business Units

A list of significant subsidiaries, associates, joint ventures and business units is included as Exhibit 8.0 to this Form 20-F.

HISTORY AND DEVELOPMENT

Introduction

RELX NV was originally incorporated in 1880 and RELX PLC in 1903. In 1993, they combined their respective businesses by contributing them to two jointly owned companies. In 2015 the structure was simplified so that all of the businesses are now owned by one jointly owned company, RELX Group plc. RELX PLC, RELX NV and RELX Group plc (and its subsidiaries, associates and joint ventures) are together known as RELX Group. As part of the 2015 simplification, a bonus issue of RELX NV shares was made such that, since the 2015 bonus issue, one RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

Material acquisitions and disposals

Total cash spent on acquisitions in the three years ended December 31, 2017, was £715 million. Cash spent on acquisitions in 2017 was £141 million (2016: £367 million; 2015: £207 million) including deferred consideration of £13 million (2016: £24 million; 2015: £25 million) on past acquisitions and spend on venture capital investments of £10 million (2016: £6 million; 2015: £16 million). Acquisition payments in respect of non-controlling interests in 2017 were nil (2016: nil; 2015: nil).

Net cash inflow in relation to disposals made in 2017, after timing differences and separation and transaction costs, was £34 million (2016: £13 million paid; 2015: £34 million received).

Capital expenditure

Capital expenditure on property, plant, equipment and internally developed intangible assets principally relates to the development of electronic products and investment in systems infrastructure, computer equipment and office facilities. Total such capital expenditure, which was financed using cash flows generated from operations, amounted to £354 million in 2017 (2016: £333 million; 2015: £307 million). In 2017, there was continued investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Further information on capital expenditure is included in notes 2, 16 and 18 to the consolidated financial statements and is set forth on pages 124, 143 and 146 respectively of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Principal executive offices

The principal executive offices of RELX PLC are located at 1-3 Strand, London WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive offices of RELX NV are located at Radarweg 29, 1043 NX Amsterdam, the Netherlands. Tel: +31 20 485 2222. The principal executive offices of RELX Group plc are located at 1-3 Strand, London, WC2N 5JR, England. Tel: +44 20 7166 5500. The principal executive office located in the United States is at 230 Park Avenue, New York, New York, 10169. Tel: +1 212 309 8100. Our internet address is www.relx.com. The information on our website is not incorporated by reference into this report.

Our agent in the United States is Kenneth Thompson II, General Counsel Intellectual Property, Privacy and Governance, RELX Group; kenneth.thompson@relx.com, 9443 Springboro Pike, B4/F5/S14, Miamisburg, Ohio, 45342.

PROPERTY, PLANT AND EQUIPMENT

We own or lease approximately 269 properties around the world. The table below identifies the principal owned and leased properties in our property portfolio.

Location	Principal use(s)	Floor space (square feet)
Owned properties		
Alpharetta, Georgia	Office and data centre	406,000
Miamisburg, Ohio	Office	403,638
Linn, Missouri	Warehouse	246,260
Leased properties		
New York, New York	Office	451,800
Amsterdam, Netherlands	Office	215,455
Miamisburg, Ohio	Office and data centre	213,802
Sutton, England	Office	191,960

All of the above properties are substantially occupied by RELX with the exception of the New York, New York property which has been subleased to new tenants and no longer houses any RELX staff.

No property owned or leased by us which is considered material to us taken as a whole is presently subject to liabilities relating to environmental regulations and none has major encumbrances.

GOVERNMENT REGULATION

Certain of our businesses provide authorised customers with products and services such as access to public records and other information on individuals. Our businesses that provide such products and services are subject to applicable privacy and consumer information laws and regulations, including US federal and state laws and regulations, and regulations applicable to jurisdictions that follow EU and member state regulation. Our compliance obligations vary, and may include, among other things, strict data security programmes, submissions of regulatory reports, providing consumers with certain notices and in some instances, correcting inaccuracies in reports available through our products. From time to time, we respond in the ordinary course to inquiries and investigations from regulators who are charged with enforcing the laws and regulations applicable to our businesses. We are also subject to the terms of consent decrees and other settlements with certain regulators in the US. See "Item 8: Financial Information — Legal Proceedings" on page 41.

Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the "ITRA"), which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires disclosures regarding certain activities relating to Iran or with persons designated pursuant to various U.S. Presidential Executive Orders. These disclosures are required even where the activities, transactions or dealings were conducted in compliance with applicable law. We engage in a limited amount of activity with Iran (a) through our non-U.S. affiliates and businesses, as well as (b) pursuant to authorisations — in the form of exemptions or licenses — issued by the U.S. government. We anticipate that similar transactions or dealings may occur in the future. The ownership or control of our customers in Iran is often difficult to determine with certainty.

During 2017,

- our Scientific, Technical & Medical business sold subscriptions to online products and print publications to the universities, hospitals and other entities listed below;

- our Risk & Business Analytics business sold online subscription services to oil, petrochemical and other companies listed below; and

- our Exhibitions business provided exhibition space to IRIB Media Trade and Esfahan Steel Company.

Numerous Iranian nationals attended conferences organised by our Exhibitions and Risk & Business Analytics businesses. Individuals located in Iran also subscribed to or purchased certain of our scientific, medical and technical publications. Many of these individuals are researchers, doctors or other professionals who have obtained subscriptions or purchased publications in their individual capacity, but who may be employed by government agencies in Iran or by hospitals, universities or other entities owned or controlled by the government of Iran. In addition, we work with authors, other contributors and journal editorial board members who are located in Iran, many of whom are employed at hospitals, universities or research institutions that are owned or controlled by the government of Iran. We also sometimes receive payments from authors located in Iran who pay us to make their articles publicly available. From time to time, we may employ or engage individuals in Iran to assist with transactions in Iran.

Our aggregate gross revenue during the fiscal year ended December 31, 2017 attributable to these Iran-related activities was approximately £13.5 million compared to £11.8 million in 2016. We do not customarily allocate net profit on a subscription-by-subscription, individual customer or country-by-country basis. However, we estimate that our net profit during the fiscal year ended December 31, 2017 attributable to these activities was 0.18% of our net profit reported in our income statement for the fiscal year ended December 31, 2017 compared to 0.17% for the fiscal year ended December 31, 2016.

Entities that Purchased from Our Scientific, Technical & Medical Business in 2017

Ahvaz Jundishapur University of Medical Sciences, Aja University of Medical Sciences, Alborz University of Medical Sciences, Allameh Tabatabai University, Alzahra University, Amirkabir University of Technology, Arak University of Medical Sciences, Ardabil University of Medical Sciences, Babol University of Medical Science, Birjand University of Medical Sciences, Bojnourd University, Boushehr University of Medical Sciences, Buali Sina University, Faculty of Agriculture, Fasa University of Medical Science, Ferdowsi University of Mashhad, Golestan University of Medical Sciences and Health Services, Gonabad University of Medical Sciences, Guilan University of Medical Sciences, Hamedan University of Medical Science, Health and Biomedical Information Network, Hormozgan University of Medical Sciences, Ilam University of Medical Sciences, Imam Hosein Hospital, Imam Khomeini Hospital, Imam Khomeini International University, Institute for Research in Fundamental Sciences, Iran Polymer and Petrochemical Institute, Iran University of Medical Sciences, Iran University of Science and Technology, Iranian Meteorological Organisation, Iranian Research Institute for Scientific Information and Documentation, Isfahan University of Medical Sciences, Isfahan University of Technology, Islamic World Science Citation Center, Jahrom University of Medical Science, Jiroft University of Medical Sciences, Kashan University of Medical Sciences, Kerman University of Medical Sciences, Kermanshah University of Medical Sciences, Kharazmi University, KN Toosi University of Technology, Kurdistan University of Medical Sciences, Library Kermanshah Universty of Medical Sciences & Health Services, Lorestan University of Medical Sciences, Maragheh University of Medical Sciences, Mashhad University of Medical Sciences, Mazandaran University of Medical Sciences, Medical University of Dezful, National Centre for Scientific Research, National Institute for Genetic Engineering and Biotechnology, North Khorasan University of Medical Sciences, Parsian Medical Bookshop, Pasteur Institute of Iran, Qazvin University of Medical Sciences, Qom University of Medical Sciences and Health Services, Rafsanjan University of Medical Sciences, Sabzevar University of Medical Sciences, School of Medicine & Affiliated Hospitals, School of Public Health, Semnan University, Semnan University of Medical Sciences and Health Services, Shahed University Faculty of Medical Sciences, Shaheed Beheshti University of Medical Sciences, Shahid Sadoughi University of Medical Sciences and Health Services, Shahrekord University, Shahrekord University of Medical Science, Shahroud University of Medical Sciences, Shariati Hospital, Shiraz University, Shiraz University of Medical Sciences, Tabriz University of Medical Sciences, Tarbiat Modares University, Tehran University of Medical Sciences, University of Art, University of Isfahan, University of Mazandaran, University of Sistan and Baluchestan, University of Social Welfare and Rehabilitation Science, University of Tabriz, University of Tehran, Urmia University of Medical Sciences, Yasooj University of Medical Sciences Kohkiloyeh, Zabol University of Medical Sciences, Zahedan University of Medical Sciences, Zanjan University of Medical Sciences

Entities that Purchased from Our Risk & Business Analytics Business in 2017

Abadan Petrochemical Company, Amir Kabir Petrochemical Company, Arya Sasol Polymer Company, Bakhtar Commercial Company, Bandar Imam Petrochemical Company, Behran Oil Company, Bistoun Petrochemical Company, Bouka Holding Company, Dana Polymer Company, Esfahan Petrochemical Company Inc, Excell Worldwide DMCC,

Fanavaran Petrochemical Company, Farabi Petrochemical Company, Ghadeer Petrochemical Company, Ghaed Bassir Petrochemical Company, Iranian Chemical Parks Development, Jam Petrochemical Company, Jam Polypropylene Company, Kangan Petro-Refining Company, KGT Oil, Kharg Petrochemical Company Ltd, Khorasan Petrochemical Company, Kian Petrochemicals Company, Kimyagaran Emrooz Chemical Industries, Morvarid Petrochemical Company, National Petrochemical Company, Pars Oil Company, Persian Gulf Petrochemical Industry Commercial Company, Petrochemical Commercial Company, Petrochemical Commercial Company International LTD (PCCI), Polynar Corporation, Sepahan Oil Company, Shahid Tondgooyan Petrochemical Company, Shazand Petrochemical Company, Sherkat Azarvan Sahami Khass, Tabriz Petrochemical Company, TOPCO, Yas Banafsh Tehran Trading Company, Zagros Petrochemical Company

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS — THE GROUP

The following discussion is based on the consolidated financial statements of the Group for the three years ended December 31, 2017, 2016 and 2015 which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU.

The following discussion should be read in conjunction with, and is qualified by reference to, the consolidated financial statements set forth on pages 117 to 164 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

The following tables analyse the Group's revenue in each of the three years ended December 31, 2017, 2016 and 2015 by type, format and geographic market. We derive our revenue principally from subscriptions, transactional and advertising sales. Transactional sales includes revenue from exhibitions. For additional information, see note 2 to the consolidated financial statements set forth on pages 124 and 125 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Revenue by type
Year ended December 31,

	2017		2016		2015	
	(in millions, except percentages)					
Subscriptions	£3,808	52%	£3,618	52%	£3,123	52%
Transactional	3,449	47	3,163	46	2,736	46
Advertising	98	1	114	2	112	2
Total	£7,355	100%	£6,895	100%	£5,971	100%

Revenue by format
Year ended December 31,

	2017		2016		2015	
	(in millions, except percentages)					
Electronic	£5,399	74%	£4,954	72%	£4,179	70%
Face-to-face	1,122	15	1,066	15	886	15
Print	834	11	875	13	906	15
Total	£7,355	100%	£6,895	100%	£5,971	100%

Revenue by geographic market
Year ended December 31,

	2017		2016		2015	
	(in millions, except percentages)					
North America	£4,081	56%	£3,778	55%	£3,215	54%
United Kingdom	522	7	504	7	461	8
The Netherlands	92	1	118	2	117	2
Rest of Europe	1,081	15	1,091	16	958	16
Rest of world	1,579	21	1,404	20	1,220	20
Total	£7,355	100%	£6,895	100%	£5,971	100%

The cost profile of individual businesses within the Group varies widely and costs are controlled on an individual business unit basis. Our most significant cost item is staff costs of £2,273 million (2016: £2,114 million; 2015: £1,751 million).

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2017, 2016 and 2015 together with the percentage change in 2017 and 2016 at both actual and constant currencies. The effect of currency movements on the 2017 results is further described separately below (see "— Effect of Currency Translation" on page 23). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 2 to the consolidated financial statements set forth on pages 124 and 125 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition related costs and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 16.

Revenue by segment, reported operating profit and adjusted operating profit by segment are as follows:

	Revenue for the year ended December 31						
	2017	**2016**	**% change**		**2015**	**% change**	
			actual rates	**constant rates**[(1)]		**actual rates**	**constant rates**[(2)]
			(in millions, except percentages)				
Scientific, Technical & Medical	£2,478	£2,320	+7%	+2%	£2,070	+12%	+2%
Risk & Business Analytics	2,076	1,906	+9%	+4%	1,601	+19%	+8%
Legal	1,692	1,622	+4%	-1%	1,443	+12%	+2%
Exhibitions	1,109	1,047	+6%	+1%	857	+22%	+9%
Total	£7,355	£6,895	+7%	+2%	£5,971	+15%	+4%

	Reported operating profit for the year ended December 31				
	2017	**2016**	**% change actual rates**	**2015**	**% change actual rates**
			(in millions, except percentages)		
Reported operating profit	£1,905	£1,708	+12 %	£1,497	+14%

	Adjusted operating profit for the year ended December 31						
	2017	**2016**	**% change**		**2015**	**% change**	
			actual rates	**constant rates**[(1)]		**actual rates**	**constant rates**[(2)]
			(in millions, except percentages)				
Scientific, Technical & Medical	£ 913	£ 853	+7%	+2%	£ 760	+12%	+2%
Risk & Business Analytics	759	686	+11%	+6%	575	+19%	+8%
Legal	332	311	+7%	+1%	274	+13%	+2%
Exhibitions	285	269	+6%	+1%	217	+24%	+9%
Subtotal	£2,289	£2,119			£1,826		
Unallocated items	(5)	(5)			(4)		
Total	£2,284	£2,114	+8%	+3%	£1,822	+16%	+4%

(1) Represents percentage change in 2017 over 2016 using constant currency. These rates were used in the preparation of the 2016 consolidated financial statements.

(2) Represents percentage change in 2016 over 2015 using constant currency. These rates were used in the preparation of the 2015 consolidated financial statements.

Non-GAAP financial measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles ("GAAP") such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group's performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. In 2017, we have excluded the exceptional tax credit arising as a result of the US Tax Cuts and Jobs Act from our adjusted measures. RELX management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

The adjusted and underlying financial measures used in the results of operations discussion on pages 18 to 23 are: underlying revenue growth, adjusted operating profit, underlying adjusted operating profit growth, adjusted operating margin, underlying adjusted operating margin and adjusted net profit attributable to RELX PLC and RELX NV shareholders. Underlying revenue growth rates are calculated at constant currencies. They exclude revenues from biennial and other cycling shows in exhibitions, revenues from businesses acquired and disposed of in both the year and prior year and revenues from assets held for sale. Underlying adjusted operating profit growth rates are calculated at constant currencies. They exclude operating results from businesses acquired and disposed of in both the year and prior year, and operating results from assets held for sale. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. Adjusted operating margin is calculated as adjusted operating profit as a percentage of reported revenue. Underlying adjusted operating margin is calculated at constant currencies and excludes portfolio effects. These metrics are also defined in the glossary on pages S-1 and S-2. Adjusted net profit attributable to RELX PLC and RELX NV shareholders is reconciled to reported net profit attributable to RELX PLC and RELX NV shareholders in note 11 to the consolidated financial statements and is set forth on page 139 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. Reconciliations of all other non-GAAP financial measures to the most directly comparable measure reported under IFRS are set forth in the tables below.

In the tables below and the results of operations commentary following, percentage movements are calculated using the average exchange rates for the period unless otherwise stated.

Adjusted operating profit reconciles to reported operating profit as follows:

	2017	2016	2015
	(in millions)		
Reported operating profit	£1,905	£1,708	£1,497
Adjustments:			
Amortisation of acquired intangible assets	314	346	296
Acquisition related costs	56	51	35
Reclassification of tax in joint ventures	10	10	(6)
Reclassification of finance income in joint ventures	(1)	(1)	–
Adjusted operating profit	£2,284	£2,114	£1,822

The calculations of the year-on-year changes in reported revenue and underlying revenue growth are presented below:

	Revenue	
	£m	% change
Year to December 31, 2015	5,971	+3%
Underlying revenue growth[1]	227	+4%
Exhibition cycling	30	0%
Acquisitions	66	+1%
Disposals	(60)	-1%
Currency effects	661	+11%
Year to December 31, 2016	6,895	+15%
Underlying revenue growth[1]	251	+4%
Exhibition cycling	(52)	-1%
Acquisitions	60	+1%
Disposals	(150)	-2%
Currency effects	351	+5%
Year to December 31, 2017	7,355	+7%

_____

(1) Underlying revenue growth represents the year over year movement in reported revenue excluding the impact of the adjustments set forth in the table.

The calculations of the year-on-year changes in adjusted operating profit and underlying adjusted operating profit growth are presented below:

	Adjusted operating profit	
	£m	% change
Year to December 31, 2015	1,822	+5%
Underlying adjusted operating profit growth[1]	100	+6%
Acquisitions	7	0%
Disposals	(33)	-2%
Currency effects	218	+12%
Year to December 31, 2016	2,114	+16%
Underlying adjusted operating profit growth[1]	109	+6%
Acquisitions	7	0%
Disposals	(58)	-3%
Currency effects	112	+5%
Year to December 31, 2017	2,284	+8%

(1) Underlying adjusted operating profit growth represents the year over year movement in adjusted operating profit excluding the impact of the adjustments set forth in the table.

Results of Operations for the Year Ended December 31, 2017
Compared to the Year Ended December 31, 2016

Reported revenue was £7,355 million (2016: £6,895 million), up 7% (2016: 15%). The increase in reported revenue reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2016: 4%) with all four market segments contributing to underlying growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,487 million (2016: £5,224 million), up 5% (2016: 15%). Cost of sales were £2,631 million (2016: £2,488 million), up 6% (2016: 17%) compared to 2016, slightly lower than the overall increase in revenue. Selling and distribution costs were £1,163 million (2016: £1,109 million), up 5% (2016: 15%) and administration and other expenses were £1,693 million (2016: £1,627 million), up 4% (2016: up 13%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition related costs, was £1,905 million (2016: £1,708 million), an increase of 12% (2016: 14%).

Adjusted operating profit was £2,284 million (2016: £2,114 million), up 8% (2016: 16%), reflecting the benefit of tight cost control across the Group.

The reported operating margin was 25.9% (2016: 24.8%). The overall adjusted operating margin of 31.1% was 0.4 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.7 percentage points. Acquisitions and disposals reduced the margin by 0.4 percentage points and currency effects increased the margin by 0.1 percentage points.

Depreciation and amortisation of internally generated intangible assets increased to £272 million (2016: £257 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £314 million (2016: £346 million), primarily reflecting certain assets becoming fully amortised, partially offset by currency effects and acquisitions. Acquisition related costs were £56 million (2016: £51 million).

Reported net finance costs of £182 million (2016: £195 million) includes the net pension financing charge of £15 million (2016: £14 million), and excludes finance income in joint ventures of £1 million (2016: £1 million). The decrease primarily reflects a lower average interest rate on borrowings, partly offset by currency translation effects.

Reported gain on disposals and other non-operating items was £11 million (2016: £40 million loss) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These gains were offset by an associated tax credit of £16 million (2016: £34 million tax credit).

Reported profit before tax was £1,734 million (2016: £1,473 million). The reported tax charge was £67m (2016: £304m). The decrease in the tax charge is due to the US Tax Cuts and Jobs Act, which includes a reduction in the federal corporate tax rate from 35% to 21% from January 2018. Consequently, the Group has measured its US deferred tax assets and liabilities at the end of the reporting period at a combined tax rate (including state taxes) of 26%. This resulted in the recognition of an exceptional tax credit of £346m in the income statement.

The reported net profit attributable to RELX PLC and RELX NV shareholders of £1,659 million (2016: £1,161 million) was up 43% (2016: 15%). The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £1,635 million (2016: £1,488 million) was up 10% (2016: 17%).

The reported earnings per share for RELX PLC was 82.2p (2016: 56.3p) and for RELX NV was €0.936 (2016: €0.687). The high growth in the year reflects the impact of the exceptional tax credit recognised as a result of the US Tax Cuts and Jobs Act.

Adjusted earnings per share were up 12% at 81.0p (2016: 72.2p) when expressed in sterling and 5% at €0.923 (2016: €0.880) when expressed in Euros. At constant currencies, adjusted earnings per share increased by 7%.

Until the end of 2015 the equalisation of dividends between RELX PLC and RELX NV took into account the prevailing tax credit that was available to certain UK tax payers at that time. The tax credit was also taken into account in the determination of reported earnings per share. The UK dividend tax credits were abolished with effect from April 6, 2016, impacting dividends paid after this date. As a result of the abolition of this tax credit, from 2016 reported earnings per share have the same value for each RELX PLC and RELX NV share.

Ordinary dividends paid to shareholders in the year, being the 2016 final and 2017 interim dividends, amounted to £762 million (2016: £683 million).

The final dividends proposed by the respective Boards are 27.7p per share for RELX PLC and €0.316 per share for RELX NV, 8% and 5% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 39.4p (2016: 35.95p) and €0.448 (2016: €0.423). The difference in growth rates in the final dividends reflects changes in the euro:sterling exchange rate since the prior year final dividend announcement date.

During 2017, a total of 44.5 million RELX PLC and RELX NV shares were repurchased. Total consideration for these repurchases was £700 million. A further 1.2 million RELX PLC shares and 1.3 million RELX NV shares were purchased by the Employee Benefit Trust. During 2017, 22.5 million RELX PLC and 22 million RELX NV shares held in treasury were cancelled. As at 31 December 2017, total shares in issue for RELX Group, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 2,004 million; represented by 1,060 million RELX PLC shares and 944 million RELX NV shares. A further 3.3 million RELX PLC shares and 2.9 million RELX NV shares have been repurchased in 2018 as at February 14, 2018.

Scientific, Technical & Medical: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,478	2,320	+2%	0%	+5%	+7%
Adjusted operating profit	913	853	+3%	-1%	+5%	+7%

Key business trends remained positive in 2017, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. Reported revenue growth was +7%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes, including the acquisition of Plum Analytics and bepress, and the disposal of certain international pharma promotion assets.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, with a small underlying margin improvement offset by exchange rate movements and portfolio effects. Adjusted operating profit growth was +7%.

Electronic revenues saw continued good growth, partially offset by further print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through the launch of enhanced functionality and content development.

Print books, which now represent around 10% of divisional revenues, saw continued sales declines with return rates at historical levels, following higher than average return rates in the prior year. The decline in print pharma promotion revenues, which represent less than 5% of the divisional total, returned to historical trends having been stable in the prior year.

Risk & Business Analytics: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,076	1,906	+8%	-4%	+5%	+9%
Adjusted operating profit	759	686	+8%	-2%	+5%	+11%

Underlying revenue growth remained strong across all key segments in 2017. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. Reported revenue growth was +9%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements and portfolio changes including the disposal of New Scientist and other magazines, and the sale of our majority stake in a property title services joint venture to our partner.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our organic development strategy. The margin improvement reflects a positive effect from portfolio changes. Adjusted operating profit growth was +11%.

In Insurance we continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. The US market environment returned to historical trends in the fourth quarter, having been not quite as favourable earlier in the year. The international initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a positive US and international market environment.

Growth in the government and healthcare segments was driven by continued development of sophisticated analytics, and other Data Services continued to drive growth through organic development.

Legal: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,692	1,622	+2%	-3%	+5%	+4%
Adjusted operating profit	332	311	+11%	-10%	+6%	+7%

Underlying revenue growth in 2017 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. Reported revenue growth was +4%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and portfolio changes including the acquisition of Ravel Law, the disposal of several small print and services assets, and the final exit from the Martindale Hubbell joint venture.

Underlying adjusted operating profit growth was +11%. Adjusted operating profit growth was +7%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which, together with currency movements, more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics. The usage migration of US legal customers onto Lexis Advance is now substantially complete.

US and European markets remained stable. Other international markets continued to grow well.

Exhibitions: 2017 financial performance

	2017 £m	2016 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,109	1,047	+6%	+1%	+5%	+6%
Adjusted operating profit	285	269	+2%	-1%	+5%	+6%

Exhibitions achieved strong underlying revenue growth in 2017, slightly ahead of the prior year, with underlying operating profit growth reflecting cycling-out effects.

Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency revenue growth was +1%. Reported revenue growth was +6%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements and portfolio changes, including the acquisition of MCM Comic Con (UK), Cafe Seoul (South Korea) and Fitness (Australia), and the disposal of a number of small events.

Underlying adjusted operating profit growth was +2% reflecting cycling-out effects. Adjusted operating profit growth was +6%.

We continued to pursue organic growth opportunities, launching 36 new events, and piloting several data analytics opportunities.

Overall growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Reported revenue was £6,895 million (2015: £5,971 million), up 15% (2015: 3%). The increase in reported revenue reflects good growth in electronic and face to face revenues plus the impact of currency effects, partially offset by continued print revenue declines. Underlying revenue growth was 4% (2015: 3%) with all four market segments contributing to underlying revenue growth.

Reported operating costs, which comprises of cost of sales, selling and distribution costs, and administration and other expenses, was £5,224 million (2015: £4,538 million), up 15% (2015: 3%), principally reflecting the impact of exchange rates, plus increased staff costs and costs associated with the launch of new platforms and services. Cost of sales were £2,488 million (2015: £2,129 million), up 17% (2015: 6%) compared to 2015, slightly higher than the overall increase in revenue. Selling and distribution costs were £1,109 million (2015: £965 million), up 15% (2015: 3%) and administration and other expenses were £1,627 million (2015: £1,444 million), up 13% (2015: down 2%).

Reported operating profit, which includes amortisation of acquired intangible assets and acquisition related costs, was £1,708 million (2015: £1,497 million), an increase of 14% (2015: 7%).

Adjusted operating profit was £2,114 million (2015: £1,822 million), up 16% (2015: 5%), reflecting the benefit of tight cost control across the Group and currency exchange movements.

The reported operating margin was 24.8% (2015: 25.1%). The adjusted operating margin of 30.7% (2015: 30.5%) was 0.2 (2015: 0.4) percentage points higher than in the prior year. Underlying adjusted operating margin growth improved by 0.4 percentage points (2015: 0.9), currency effects increased the margin by 0.3 percentage points (2015: -0.5) and portfolio effects reduced the margin by 0.5 percentage points (2015: no impact).

Depreciation and amortisation of internally generated intangible assets increased to £257 million (2015: £228 million).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £346 million (2015: £296 million), primarily reflecting currency effects and acquisitions, partially offset by certain assets becoming fully amortised. Acquisition related costs were £51 million (2015: £35 million).

Reported net finance costs of £195 million (2015: £174 million) includes the net pension financing charge of £14 million (2015: £21 million), and excludes finance income in joint ventures of £1 million (2015: nil). The increase in net finance costs primarily reflects higher net borrowings and currency translation effects.

Reported loss on disposals and other non-operating items was £40 million (2015: £11 million) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These losses were offset by an associated tax credit of £34 million (2015: £13 million).

Reported profit before tax was £1,473 million (2015: £1,312 million). The reported tax charge was £304 million (2015: £298 million). The reported net profit attributable to RELX PLC and RELX NV shareholders of £1,161 million (2015: £1,008 million) was up 15% (2015: 6%). The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £1,488 million (2015: £1,275m) was up 17% (2015: 5%).

The reported earnings per share for RELX PLC was up 21% at 56.3p (2015: 46.4p) and for RELX NV was up 1% at €0.687 (2015: €0.682). In sterling terms RELX NV's reported EPS increased by 14%. The difference reflects the impact of the UK tax credit abolition as explained below.

Adjusted earnings per share were up 19% at 72.2p (2015: 60.5p) when expressed in sterling and 5% at €0.880 (2015: €0.835) when expressed in Euros. At constant currencies, adjusted earnings per share increased by 8%.

Until the end of 2015 the equalisation of dividends between RELX PLC and RELX NV took into account the prevailing tax credit that was available to certain UK tax payers at that time. The tax credit was also taken into account in the determination of reported earnings per share. The UK dividend tax credits were abolished with effect from April 6, 2016, impacting dividends paid after this date. As a result of the abolition of this tax credit, from 2016 reported earnings per share have the same value for each RELX PLC and RELX NV share.

Ordinary dividends paid in the year, in amounts per ordinary share, comprise: a 2015 final dividend of 22.30p and 2016 interim dividend of 10.25p giving a total of 32.55p (2015: 26.4p) for RELX PLC; and a 2015 final dividend of €0.288 and 2016 interim dividend of €0.122 giving a total of €0.410 (2015: €0.400) for RELX NV.

The final dividends proposed by the respective Boards are 25.70p per share for RELX PLC and €0.301 per share for RELX NV, 15% and 5% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 35.95p (2015: 29.70p) and €0.423 (2015: €0.403). The difference in growth rates in the final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.

During 2016, 29.2 million RELX PLC and 26.1 million RELX NV shares were repurchased. Total consideration for these repurchases was £700 million. A further 1.2 million RELX PLC shares and 1.1 million RELX NV shares were purchased by the Employee Benefit Trust. During December 2016, 33.7 million RELX PLC and 30.0 million RELX NV shares held in treasury were cancelled. As at December 31, 2016, total shares in issue for RELX Group, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 2,043 million. A further 3.7 million RELX PLC shares and 3.3m million RELX NV shares have been repurchased in 2017 as at February 22, 2017.

Scientific, Technical & Medical: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	2,320	2,070	+2%	0%	+10%	+12%
Adjusted operating profit	853	760	+3%	-1%	+10%	+12%

Key business trends remained positive in 2016, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. Reported revenue growth was +12%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +3% was slightly ahead of underlying revenue growth, resulting in a small underlying margin improvement which was partly offset by exchange rate movements. Adjusted operating profit growth was +12%.

In primary research, strong growth in usage and article submissions continued. In 2016 we launched 64 new journals.

Good growth continued in databases & tools, as well as in electronic reference products.

Print books, which now represent around 10% of divisional revenues, saw steeper second half declines than in recent years, reflecting market conditions. Print pharma promotion revenues were stable.

Risk & Business Analytics: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,906	1,601	+9%	-1%	+11%	+19%
Adjusted operating profit	686	575	+9%	-1%	+11%	+19%

Underlying revenue growth improved in 2016, with strong growth across all key segments in both subscription and transactional revenues. Underlying adjusted operating profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +9%. Reported revenue growth was +19%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to develop new products and services. Adjusted operating profit growth was +19%.

The insurance segment continued to see strong growth, driven by volume growth and strong take up of new products and services across the insurance workflow, and by expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, and early stage developments in China and India.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The government and healthcare segments continued to develop strongly. Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

Legal: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,622	1,443	+2%	0%	+10%	+12%
Adjusted operating profit	311	274	+12%	-10%	12%	+14%

Underlying revenue growth improved slightly in 2016, with continued efficiency gains driving strong underlying adjusted operating profit growth.

Underlying revenue growth was +2%. Reported revenue growth was +12%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +12%. Adjusted operating profit growth was +13%. The margin increase reflects organic process improvement and the ongoing decommissioning of systems, largely offset by lower profits from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. Revenue from other international markets continued to grow well.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

Exhibitions: 2016 financial performance

	2016 £m	2015 £m	Underlying growth	Acquisitions/ disposals	Currency effects	Total growth
Revenue	1,047	857	+5%	+1%	+13%	+22%
Adjusted operating profit	269	217	+7%	+1%	+16%	+24%

Exhibitions achieved strong underlying revenue growth in 2016, in line with prior year.

Underlying revenue growth was +5%. After portfolio changes and three percentage points of cycling effects, constant currency revenue growth was +9%. Reported revenue growth was +22%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +7%. The 40 basis point improvement in reported margin largely reflects exchange rate movements. Adjusted operating profit growth was +24%.

Revenue growth was strong in the US and moderate in Europe. Japan grew strongly, and China saw good growth.

Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

We continued to pursue growth opportunities, launching 32 new events and completing seven small acquisitions.

Critical Accounting Policies

The accounting policies of the consolidated businesses under IFRS as issued by the IASB and as adopted by the EU are described within the relevant notes to the consolidated financial statements as set forth on pages 117 to 164 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2. The most critical accounting policies and estimates used in determining the financial condition and results of the Group, and those requiring the most subjective or complex judgments, relate to the valuation of goodwill and acquired intangible assets, capitalisation of development spend, accounting for defined benefit pension schemes and taxation.

The Audit Committees of RELX PLC, RELX NV and RELX Group plc have reviewed the development and selection of critical accounting estimates, and the disclosure of critical accounting policies in the financial statements.

Effect of Currency Translation

The consolidated financial statements are expressed in sterling and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose operational currencies are other than sterling. The principal exposures in relation to the results reported in sterling are to the US dollar and the euro, reflecting our business exposure to the United States and the European Economic and Monetary Union, our most important markets. Some of these exposures are offset by denominating borrowings in US dollars and euros.

Individual businesses are subject to foreign exchange transaction exposures caused by the effect of exchange rate movements on their revenue and operating costs, to the extent that such revenue and costs are not denominated in their functional currencies. Individual businesses generally hedge their exposures at market rates through the centralised treasury department. Hedging of foreign exchange transaction exposure is the only hedging activity undertaken by the individual businesses. For further details see note 19 to the consolidated financial statements as set forth on pages 147 to 152 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Currency differences increased the Group's revenue by £351 million in 2017 compared to 2016. Excluding amortisation of acquired intangible assets of £314 million and acquisition related costs of £56 million, currency differences increased operating profits by £112 million in 2017 compared to 2016. Acquired intangible asset amortisation and acquisition related costs are predominantly denominated in US dollars and, after these charges, currency differences increased operating profits by £94 million in 2017 compared to 2016. The majority of borrowings are denominated in US dollars and euros and, after charging net finance costs, currency differences increased profit before tax by £87 million in 2017 compared to 2016.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements are included in note 1 to the consolidated financial statements and are set forth on page 123 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

LIQUIDITY AND CAPITAL RESOURCES — THE GROUP

Cash Flow

Cash flows from operating activities

The Group's cash generated from operations in 2017 amounted to £2,445 million (2016: £2,236 million; 2015: £1,882 million). Included in these net cash inflows are cash outflows of £42 million (2016: £40 million; 2015: £45 million) relating to acquisition related costs. A substantial proportion of revenue is received through subscription and similar advanced receipts, principally for scientific and medical journals and exhibition fees. At December 31, 2017 subscriptions and other revenues received in advance totalled £1,834 million (2016: £1,941 million; 2015: £1,639 million).

Cash flows from investing activities

The Group's cash outflow on the purchase of property, plant and equipment in 2017 was £51 million (2016: £51 million 2015: £65 million), while proceeds from the sale of property, plant and equipment amounted to £1 million (2016: £1 million; 2015: £1 million). The cash outflow on internally developed intangible assets in 2017 was £303 million (2016: £282 million; 2015: £242 million), reflecting sustained investment in new products and related infrastructure, particularly in the Legal and Scientific, Technical & Medical businesses.

During 2017, the Group paid a total of £131 million (2016: £361 million; 2015: £191 million) for acquisitions, including deferred consideration of £13 million (2016: £24 million; 2015: £25 million) on past acquisitions and after taking account of net cash acquired of £7 million (2016: £10 million; 2015: £3 million). A further £10 million (2016: £6 million; 2015: £16 million) was paid on the purchase of investments during the year. During 2017, the Group paid tax of £449 million (2016: £402 million; 2015: £343 million).

Cash flows from financing activities

Share repurchases by RELX PLC and RELX NV in 2017 were £700 million (2016: £700 million; 2015: £500 million), with a further £100 million repurchased in 2018 as at February 14, 2018. On February 15, 2018, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2018. In addition, the Employee Benefit Trust purchased shares in RELX PLC and RELX NV totalling £39 million (2016: £29 million; 2015: £23 million). Proceeds from the exercise of share options were £32 million (2016: £23 million; 2015: £24 million).

During 2017, the Group paid ordinary dividends totalling £762 million to the shareholders of RELX PLC and RELX NV (2016: £683 million; 2015: £583 million). Dividend payments are funded by the operating cash flow of the business after capital spend.

Debt

Net borrowings, used in assessing the Group's financial position, as at December 31, 2017 were £4,732 million (2016: £4,700 million; 2015: £3,782 million), comprising gross borrowings of £4,886 million, less cash and cash equivalents of £111 million and £43 million of related derivative financial instrument assets. The majority of our borrowings are denominated in US dollars and euros and the strengthening of sterling against the US dollar at the year end compared with the start of the year, partly offset by the weakening of sterling against the euro, resulted in slightly lower net borrowings when translated into sterling. Excluding currency effects, net borrowings increased by £64 million.

Net borrowings are reconciled as follows:

As at December 31	2017 £m	2016 £m	2015 £m
Cash & cash equivalents	111	162	122
Borrowings	(4,886)	(4,843)	(3,902)
Related derivative financial instruments	43	(19)	(2)
Net borrowings	(4,732)	(4,700)	(3,782)

Liquidity

The group has a $2.0 billion unsecured committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At December 31, 2017, this facility was undrawn.

In March 2017, €1.0bn in total of euro denominated fixed rate term debt was issued with coupons of 0.375% and 1.000% and maturities of four years and seven years, respectively.

The Group believes that it has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Contractual obligations

The contractual obligations of the Group relating to debt and leases at December 31, 2017 analysed by when payments are due, are summarised below.

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
			(in millions)		
Short-term borrowings[(1)(2)]	£681	£681	£—	£—	£—
Long-term borrowings (including finance lease obligations)[(2)]	4,928	119	1,283	1,323	2,203
Operating leases	484	109	180	107	88
Total	£6,093	£909	£1,463	£1,430	£2,291

(1) Short-term debt primarily comprises term debt issues maturing within one year and commercial paper, and is supported by a $2.0 billion committed bank facility maturing in July 2020 and by the central management of cash and cash equivalents. At December 31, 2017 the committed bank facility was undrawn.

(2) Short and long-term debt obligations comprise undiscounted principal and interest cash flows. Interest cash flows are calculated by reference to the contractual payment dates and the fixed interest rates (for fixed rate debt) or the relevant forecast interest rates (for floating rate debt).

Information on retirement benefit obligations is set forth in note 6 to the consolidated financial statements under the heading 'Pension schemes' on pages 127 to 130 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Off-balance sheet arrangements

Except as disclosed above under "Contractual Obligations", we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on the RELX Group's financial condition, results of operations, liquidity, capital expenditure or capital resources.

Treasury policies

The main treasury risks faced by the Group are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of RELX PLC, RELX NV and RELX Group plc agree overall policy guidelines for managing each of these risks. A summary of these policies is provided in note 19 to the consolidated financial statements as set forth under the heading 'Financial Instruments' on pages 147 to 152 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Financial instruments are used to finance our businesses and to hedge transactions. Our businesses do not enter into speculative transactions.

Capital and liquidity management

The capital structure is managed to support the Group's objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost-effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, the Group seeks to maintain cash flow conversion of 90% or higher and credit rating agency metrics that are consistent with a solid investment grade credit rating. These metrics as defined by the rating agencies include net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and various measures of cash flow as a percentage of net debt.

Net debt on an unadjusted basis is the same as net borrowings which is reconciled on page 24. Adjusted EBITDA is derived from net profit as follows:

	2017	2016	2015
	(in millions)	(in millions)	(in millions)
Net profit for the year	£1,667	£1,169	£1,014
Adjustments:			
Taxation	67	304	298
Disposals and other non-operating items	(11)	40	11
Net finance costs	182	195	174
Amortisation of acquired intangible assets	314	346	296
Depreciation and other amortisation	272	257	228
Acquisition related costs	56	51	35
Reclassification of tax in joint ventures	10	10	(6)
Reclassification of finance income in joint ventures	(1)	(1)	–
Adjusted EBITDA	£2,556	£2,371	£2,050

Our uses of free cash flow, after organic investment, over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

Further detail on our capital and liquidity management is provided in note 19 to the consolidated financial statements on pages 147 to 152 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

SHORT-TERM BORROWINGS

The Group operates a number of commercial paper programmes that provide flexibility for funding operational requirements on a daily basis, at short notice and at competitive rates. Commercial paper is issued under both US and Euro programmes and guaranteed by RELX PLC and RELX NV. In addition, short-term borrowing facilities are established with local banks to support the daily requirements of businesses operating in certain countries where there may be restrictions on borrowing from affiliates. Term debt consists of borrowings with an original maturity of greater than one year and which mature within 12 months of the reporting date. These short-term borrowings were backed up at December 31, 2017 by a $2.0 billion committed bank facility maturing in July 2020 which was undrawn. The short-term borrowing programmes are run in conjunction with term debt programmes which comprise the majority of our debt and provide the Group with security of funding.

The average amount and the average interest rate during the year have been calculated by taking the average of the amounts outstanding at each month end (translated to sterling at the respective month end rate) and the average of the interest rate applicable at each month end. Commercial paper issuance reached a maximum month end level of £763 million in September 2017, and short-term loans and overdrafts reached a maximum month end level of £90 million in December 2017, both as a result of movements in trading cash flows. Term debt reached a maximum month end level of £627 million in January 2017 as the maturity of the $35 million term debt issue expiring in February 2017, the €350 million term debt issue expiring in May 2017 and the £300 million term debt issue expiring in December 2017 were then all below 12 months.

Short-term borrowings as at December 31,	2017 (in millions)	2017 Weighted average interest rate %	2016 (in million)	2016 Weighted average interest rate %	2015 (in millions)	2015 Weighted average interest rate %
Commercial paper	£376	0.3	£426	(0.2)	£113	0.4
Short-term loans and overdrafts	88	1.8	95	1.7	105	2.2
Finance leases	5	1.7	5	1.5	6	1.8
Term debt	209	2.8	633	2.3	400	5.6
Total short-term borrowings	£ 678		£1,159		£ 624	

Average short-term borrowings during the year ended December 31,	2017 (in millions)	2017 Weighted average interest rate %	2016 (in millions)	2016 Weighted average interest rate %	2015 (in millions)	2015 Weighted average interest rate %
Commercial paper	£467	0.7	£429	0.1	£458	0.3
Short-term loans and overdrafts	48	3.7	121	2.1	93	2.1
Finance leases	5	1.7	6	1.8	7	2.7
Term debt	£209	3.0	£547	3.6	£111	5.6

Maximum month end short-term borrowings	2017 (in millions)	2016 (in millions)	2015 (in millions)
Commercial paper	£763	£989	£620
Short-term loans and overdrafts	90	167	106
Finance leases	5	6	7
Term debt	£627	£729	£400

INTELLECTUAL PROPERTY

Our products and services include and utilise intellectual property content delivered through a variety of media, including online, journals and books. We rely on trademark, copyright, patent, trade secret and other intellectual property laws, as well as in some cases licensing arrangements with third parties, to establish and protect our proprietary rights in these products and services.

TREND INFORMATION

Trends, uncertainties and events which can affect the revenue, operating profit and liquidity and capital resources of RELX Group include the usage, penetration and customer renewal of our products and the prices that customers pay for our products, the migration of products to online services, investment in new products and services, cost control and the impact of our cost reduction programmes on operational efficiency, the levels of legal industry and academic library funding, the impact of economic conditions on corporate and other customer budgets, the actions of competitors and regulatory and legislative developments.

Trends, uncertainties and events which could have a material impact on our revenue, operating profit and liquidity and capital resources are discussed in further detail in "Item 3: Key Information — Risk Factors"; "Item 4: Information on the Group"; and "Item 5: Operating and Financial Review and Prospects — Operating Results — The Group —; Liquidity and Capital Resources — The Group".

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

The information on the Directors of each of RELX PLC, RELX NV and RELX Group plc as at February 14, 2018 is set forth under the headings 'Executive Directors' and 'Non-Executive Directors' on pages 66 to 67 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

As a general rule, Non-Executive Directors serve for an initial term of three years, and are typically expected to be available to serve for a second three-year period, if invited to do so. They may also be invited to serve for a third period of three years.

The Directors are as follows:

Name (Age)	RELX PLC, RELX NV and RELX Group plc
Erik Engstrom (54)	Executive Director and Chief Executive Officer
Anthony Habgood (71)	Non-Executive Chairman[2][3][4]
Wolfhart Hauser (68)	Non-Executive Director[2][3][4][5]
Adrian Hennah (60)	Non-Executive Director[1][4]
Marike van Lier Lels (58)	Non-Executive Director[1][4]
Nick Luff (50)	Executive Director and Chief Financial Officer
Robert MacLeod (53)	Non-Executive Director[2][4]
Carol Mills (64)	Non-Executive Director[1][4]
Linda Sanford (65)	Non-Executive Director[2][4]
Ben van der Veer (66)	Non-Executive Director[1][3][4]
Suzanne Wood (57)	Non-Executive Director[1][4]

(1) Member of the Audit Committees of the Boards of RELX PLC, RELX NV and RELX Group plc.

(2) Member of the Remuneration Committee of the Board of RELX Group plc.

(3) Member of the joint Nominations Committee of the Boards of RELX PLC and RELX NV.

(4) Member of the joint Corporate Governance Committee of the Boards of RELX PLC and RELX NV.

(5) Senior Independent Director, as defined by the UK Corporate Governance Code.

Suzanne Wood joined the Boards as a Non-Executive Director in September 2017.

SENIOR MANAGEMENT

The executive officers of RELX PLC, RELX NV and RELX Group plc, other than Directors, at February 14, 2018 were:

Henry Udow: Chief Legal Officer and Company Secretary of RELX PLC and RELX Group plc. A US and British citizen who is admitted to the Bar of New York State. Joined the Group in 2011. Prior to joining the Group he was Chief Legal Officer and Company Secretary of Cadbury plc.

Gunjan Aggarwal: Chief Human Resources Officer of RELX Group plc. Joined the Group in 2017. Prior to joining the Group she was head of Human Resources for Ericsson's global media business and before that head of Human Resources for Ericsson North America. Career includes a number of Human Resources positions in Asia, Europe and North America at Unilever and Novartis.

Jans van der Woude: Company Secretary and Legal Counsel of RELX NV. A Dutch lawyer. Prior to joining the Group in 2009 was legal advisor to Corporate Express NV. Before that was Corporate Legal Director of TNT NV, having previously been General Counsel at Getronics NV.

COMPENSATION

The remuneration policy in relation to the Executive Directors as approved by RELX PLC shareholders at the 2014 Annual General Meeting and by the 2005 General Meeting of RELX NV as amended in 2008, 2010 and 2013; applied up to the date of the 2017 Annual General Meetings of RELX PLC and RELX NV shareholders respectively and is hereby incorporated by reference to Exhibit 15.3. The 2017 grants under the multi-year incentive plans to Executive Directors were made under this policy.

At the 2017 Annual General Meetings, RELX PLC shareholders approved a new remuneration policy for Executive Directors and NV shareholders approved amendments to the Executive Directors' remuneration policy which is set out on pages 96 to 102 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2. The first multi-year incentive grants under the new policy will be made in 2018.

The policy relating to payment for loss of office of Executive Directors and Non-Executive Directors is set out on pages 100 to 102 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Compensation of executive officers

The aggregate compensation (salary, annual incentive, benefits, pension, cash allowance in lieu of pension and dividend equivalents received in respect of shares vested during 2017 under BIP and LTIP) paid during 2017 (and in respect of the annual incentive earned in respect of 2017) to those who were executive officers (other than Directors) of RELX Group as at February 14, 2018 for the year ended December 31, 2017 was £2,019,068, which included contributions made to the pension plans in respect of such officers of £24,276.

ANNUAL REMUNERATION REPORT

The Annual Remuneration Report is set out on pages 84 to 95 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

SHARE OWNERSHIP

Executive Directors' multi-year incentive interests

This information is set forth under the heading 'Multi-year incentive interests' on pages 90 to 91 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

The Group

As of December 31, 2017 we operated and/or had awards outstanding under a number of equity-based plans as follows:

(i) All-Employee Equity-Based Plans

The following two plans are local all-employee equity based plans:

(a) UK SAYE Share Option Scheme (the SAYE Scheme)

Options over RELX PLC ordinary shares have been granted under the SAYE Scheme. Shares may be acquired at not less than the higher of (i) 80% of the closing market price for the relevant share on The London Stock Exchange three dealing days before invitations to apply for options are issued, and (ii) if new shares are to be subscribed, their nominal value.

All UK employees of RELX Group plc and participating companies under its control in employment at the date of invitation are entitled to participate in the SAYE Scheme. In addition, the Directors of RELX Group plc may permit other employees of RELX Group plc and participating companies under its control to participate.

Invitations to apply for options may normally only be issued within 42 days after the announcement of our consolidated results for any period. No options may be granted more than 10 years after the approval of the scheme. A new 2013 SAYE Share Option Scheme was implemented during 2013. It replaced the 2003 SAYE Share Option Scheme, under which the final grant of options permitted within the scheme's 10 year validity period was made during 2012. Outstanding options granted under the 2003 SAYE Share Option Scheme will remain capable of exercise until 2018.

On joining the SAYE Scheme, a save as you earn contract (a Savings Contract) must be entered into with an appropriate savings body, under which savings of between £10 and £500 per month may be made to such savings body for a period of three or five years. A bonus may be payable under the Savings Contract at the end of the savings period. Bonus rates are determined by HMRC. The amount of the monthly contributions may be reduced if applications exceed the number of RELX PLC ordinary shares available for the grant of options on that occasion.

The number of RELX PLC ordinary shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds (including any bonus) of the Savings Contract.

Options under the SAYE Scheme may normally only be exercised for a period of six months after the bonus date under the relevant Savings Contract. However, options may be exercised earlier than the normal exercise date in certain specified circumstances, including death, or on ceasing employment on account of injury, disability, redundancy, reaching the specified retirement age, or upon retirement under our self-standing retirement policy for the SAYE Scheme or the sale of the business or subsidiary for which the participant works, or on ceasing employment for any other reason, or provided the option has been held for at least three years. Exercise is allowed in the event of an amalgamation, reconstruction or take-over of the company whose shares are under option; alternatively, such options may, with the agreement of an acquiring company or a company associated with it, be exchanged for options over shares in the acquiring company or that associated company. Options may also be exercised in the event of the voluntary winding-up of the company whose shares are under option. In the event that options are exercised before the bonus date, the participant may acquire only the number of shares that can be purchased with the accumulated savings up to the date of exercise, plus interest (if any).

In the event of any capitalisation or rights issue by RELX PLC or RELX NV, or of any consolidation, subdivision or reduction of their share capital, the number of shares subject to any relevant option and/or the exercise price may be adjusted with the approval of HMRC, subject to the independent auditors of RELX Group plc confirming in writing that such adjustment is, in their opinion, fair and reasonable.

The Executive Directors have waived their right to participate in the SAYE Scheme.

(b) Netherlands convertible debenture stock arrangements

This facility consists of an annual issue by RELX NV of a convertible debenture loan (the Netherlands Convertible Debenture Stock Scheme) that is open for subscription by staff employed by our companies in the Netherlands or temporarily seconded to affiliates abroad. The interest rate of the scheme is determined quarterly on the basis of the highest market rates on internet savings which can be withdrawn at a day's notice in the Netherlands. Employees can annually subscribe for one or more debentures of €200 each, up to a maximum amount equal to 20% of the equivalent of 15 times the employee's fixed gross monthly salary, including any fixed monthly allowances, but excluding any non-monthly salary components (holiday pay, annual incentives, profit shares etc). Interest is payable in arrears in the month of January following the subscription year. The loans have a term of 10 years. During the 10-year term of the loan employees can decide to convert their claim on RELX NV into shares at an exercise price equal to the price of a RELX NV share on Euronext Amsterdam on the last dealing day of the month in which the employee has subscribed for the loan (the exercise price). Each debenture of €200 can be converted into 50 shares in RELX NV against payment of 50 times the exercise price, less €200.

There will be no further subscriptions under this plan as a share purchase plan for employees in the Netherlands has been introduced commencing in 2018 in lieu of the Netherlands convertible debenture stock arrangement.

(ii) Executive Equity-Based Plans

Our executive equity-based plans comprise:

(a) Long-term incentive plan (LTIP)

The LTIP 2013 applies to senior executives (including executive officers and Executive Directors). Awards may be granted as performance share awards or nil-cost options but it is currently intended to only grant performance share awards. Awards vest subject to performance measured over three financial years. Awards may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying awards with shares purchased in the market. The performance measures and targets applicable to awards granted in 2017 under this plan are detailed in the table below. The vesting of awards is also subject to participants meeting a minimum shareholding requirement and continued employment (except for certain categories of approved leavers). Dividend equivalents accrue over the performance period and are paid out in cash at the end to the extent that the awards vest. Further, shares vested from awards granted to the Executive Directors in 2015 through to 2017 are subject to a further six months holding period post vesting which has been increased to two years for shares vested from awards granted to Executive Directors from 2018 onwards.

LTIP: 2017-19 cycle

Vesting is dependent on the three separate performance measures of equal weighting: a TSR measure (comprising three comparator groups), an EPS measure and a ROIC measure.[1]

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	below median
30%	median
100%	upper quartile

(1) The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meeting, which can be found on the company's website.

Each comparator group comprises approximately 40 companies. The companies for the 2017-19 LTIP cycle were selected on the same basis as the comparator groups for prior cycles under this plan.

(2) Vesting is on a straight-time basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 12.5%
33%	5% p.a.	12.5%
52.5%	6% p.a.	12.75%
65%	7% p.a.	13.0%
75%	8% p.a.	13.25%
85%	9% p.a.	13.5%
92.5%	10% p.a.	13.75%
100%	11% p.a. or above	14.0% or above

* Vesting is on a straigh-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

(b) Executive share option schemes (ESOS)

The plans in this category comprise the Executive Share Option Scheme 2013 (ESOS 2013) and the Share Option Scheme 2003 (ESOS 2003). Details of the ESOS 2003 have been disclosed in previous Annual Reports on Form 20-F.

The ESOS 2013 applies to around 1,000 executives. Market value options are granted which vest (subject to performance in the case of Executive Directors) after three years and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Options may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market, but it is currently intended to continue the existing practice of satisfying options with new issue shares. The performance measure and targets applicable to options granted in 2017 under this plan to Executive Directors are set forth on page 87 of the Group's Annual Reports and Financial Statements 2017 and are incorporated herein by reference to Exhibit 15.2.

No further awards will be made under ESOS 2013 to Executive Directors from 2018. Outstanding unvested awards held by the executives and Directors will vest and become exercisable at the end of the relevant performance/vesting period, as applicable.

ESOS 2003 has options outstanding under it but no further options have been granted under this plan since 2013.

(c) Bonus investment plans (BIP)

The Bonus Investment Plan 2010 (BIP 2010) is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, RELX shares to promote greater alignment with shareholders and support the retention of key talent. Details of the BIP 2010 have been disclosed in previous Annual Reports on Form 20-F. Awards were made in 2017 under BIP 2010 to senior executives (including executive officers and Executive Directors). The performance measures and targets applicable to awards granted in 2017 are detailed in the table below.

No further awards will be made under the BIP from 2018. Outstanding unvested awards will vest at the normal time at the end of the applicable performance period.

BIP: 2017-19 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 12.5%
50%	4% p.a.	12.5%
75%	6.5% p.a.	13.0%
100%	9% p.a. or above	13.5% or above

*   EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

(d) Retention Share Plan (RSP) and Restricted Share Plan (RSP 2014)

The RSP is used to facilitate the grant of one-off awards of restricted shares, where appropriate, to senior new hires for example, to buy out share-based awards from previous employment. The restricted shares which have been awarded will be satisfied by shares purchased in the market and Executive Directors are not eligible to participate. In 2014, the RSP 2014 replaced the RSP for the type of awards described above.

Since 2006, employees eligible to participate in the ESOS (see (b) above), other than Executive Directors, have been able to choose prior to the date of grant whether to receive all or part of their grant in the form of restricted shares based on a pre-determined conversion ratio of one share for every five options that would otherwise be granted to them under ESOS. The RSP is the vehicle used to deliver the award of such restricted shares. The restricted shares vest after the expiry of three years from the date of grant, subject to the participant remaining employed by us or a participating company under our control. The restricted shares awarded are satisfied by shares purchased in the market.

Share options and conditional share awards

At February 14, 2018 the total number of shares subject to outstanding options was:

	Number of outstanding options	Options over shares	Option price range
UK SAYE Scheme	2,120,099	RELX PLC	£5.960-£12.512
Netherlands Convertible Debenture Stock Scheme	1,876,920	RELX NV	€4.781-€19.390
ESOS	4,608,875	RELX PLC	£4.665-£17.110
	4,983,519	RELX NV	€5.403-€19.165

Share options are expected, upon exercise, to be met by the issue of new ordinary shares.

At February 14, 2018 the following conditional share awards were also outstanding:

	Number of outstanding awards	Awards over shares in
BIP*	1,750,624	RELX PLC
	1,726,763	RELX NV
LTIP	2,277,169	RELX PLC
	2,405,436	RELX NV
RSP	730,614	RELX PLC
	758,429	RELX NV

* Comprises RELX ordinary shares and RELX ADRs.

Share ownership

The interests of those individuals who were Directors of RELX PLC and RELX NV as at December 31, 2017 in the issued share capital of the respective companies at the beginning and end of the year are shown under the heading 'Statement of Directors' shareholdings and other share interests' on page 89 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

The interests of the current Executive Directors of RELX PLC and RELX NV in the issued share capital of the respective companies as at February 21, 2018 were:

	Interest in RELX PLC shares	Interest in RELX NV shares
Erik Engstrom	201,414	809,203*
Nick Luff	127,559	138,412

* Comprises ordinary shares and ADRs.

Shares and options held by executive officers

The following table indicates the total aggregate number of RELX PLC and RELX NV securities beneficially owned (comprising ordinary shares and ADRs) and the total aggregate number of share options (comprising ordinary shares only) and conditional share awards (comprising ordinary shares and ADRs) held by the executive officers (other than Directors) of RELX Group plc (three persons) in office as of February 14, 2018:

	RELX PLC shares	RELX PLC ordinary shares subject to options	RELX PLC conditional share awards	RELX NV shares	RELX NV ordinary shares subject to options	RELX NV conditional share awards
Executive officers (other than Directors)	369,885	124,249	147,610	121,479	177,401	215,494

The options over RELX PLC ordinary shares included in the above table are exercisable at prices ranging from £5.155 to £14.945 per share between the 3rd anniversary of their respective grant date and 2027 (except for SAYE options which will be exercisable for six months from the respective maturity date). The options over RELX NV ordinary shares included in the above table are exercisable at prices ranging from €5.832 to €19.390 per share between the 3rd anniversary of their respective grant date (except for Dutch Debenture options which are exercisable from the date of subscription) and 2027. The RELX PLC and RELX NV conditional share awards included in the above table will vest between 2018 and 2020.

BOARD PRACTICES

THE GROUP

Membership of the Boards of RELX PLC, RELX NV and RELX Group plc is aligned. All of the Directors of RELX Group plc are also Directors of RELX PLC and RELX NV. RELX NV may nominate for appointment up to two Non-Executive Directors who are not appointed to the Boards of either RELX PLC or RELX Group plc. Subject to shareholders of RELX PLC and RELX NV electing or re-electing those Directors who are standing for election or re-election at their respective Annual General Meetings in 2018, all the Directors of RELX Group plc will also be Directors of RELX PLC and of RELX NV. For additional information regarding the Board membership positions and executive officer positions within the Group, see "Directors" and "Senior Management" on page 28. Details of the membership of the Audit Committees of RELX Group plc, RELX PLC and RELX NV and details of the membership of the Remuneration Committee are given under "Directors" on page 28.

RELX GROUP PLC

The RELX Group plc Board consists of two Executive Directors and nine Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX Group plc Board, prior to appointment to the RELX Group plc Board.

Decisions of the Board of Directors of RELX Group plc require a simple majority, and the quorum required for meetings of the Board of RELX Group plc is any two Directors.

The RELX Group plc Board has established the following Committees:

— Audit — currently comprising five independent Non-Executive Directors; and

— Remuneration — currently comprising three independent Non-Executive Directors and the Chairman of RELX Group plc.

Copies of the terms of reference of the Audit Committee and the Remunerations Committee are available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Arrangements established at the time of the merger of RELX PLC's and RELX NV's businesses provide that, if any person (together with persons acting in concert with him) acquires shares, or control of the voting rights attaching to shares, carrying more than 50% of the votes ordinarily exercisable at a general meeting of RELX PLC or RELX NV and has not made a comparable takeover offer for the other party, the other party may by notice suspend or modify the operation of certain provisions of the merger arrangements, such as (i) the right of the party in which control has been acquired (the "Acquired Party") to appoint or remove directors of RELX PLC, RELX NV and RELX Group plc and (ii) the Standstill Obligations (defined below) in relation to the Acquired Party. Such a notice will cease to apply if the person acquiring control makes a comparable offer for all the equity securities of the other within a specified period or if the person (and persons acting in concert with him) ceases to have control of the other.

In the event of a change of control in one of RELX PLC or RELX NV and not the other (where there has been no comparable offer for the other), the company which has not suffered the change in control will effectively have the sole right to remove and appoint directors of RELX Group plc. Also, a director removed from the Board of RELX PLC or RELX NV which has suffered a change in control will not have to resign from the Board of the other company or RELX Group plc.

The articles of association of RELX Group plc contain certain restrictions on the transfer of shares in RELX Group plc. In addition, pursuant to arrangements established at the time of the merger, neither RELX PLC nor RELX NV may acquire or dispose of any interest in the share capital of the other or otherwise take any action to acquire the other without the prior approval of the other (the "Standstill Obligations"). The Panel on Takeovers and Mergers in the United Kingdom (the "Panel") has stated that in the event of a change of statutory control of either RELX PLC or RELX NV, the person or persons acquiring such control will be required to make an offer to acquire the share capital of RELX Group plc held by the other, in accordance with the requirements of the City Code on Takeovers and Mergers in the United Kingdom. This requirement would not apply if the person acquiring statutory control of either RELX PLC or RELX NV made an offer for the other on terms which are considered by the Panel to be appropriate.

RELX PLC

The RELX PLC Board currently consists of two Executive Directors and nine Non-Executive Directors. A person may only be appointed or proposed or recommended for appointment to the Board if that person has been nominated for that appointment by the joint Nominations Committee of RELX PLC and RELX NV. Persons nominated by the Nominations Committee will be required to be approved by the RELX PLC Board, prior to appointment to the RELX PLC Board. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Notwithstanding the provisions outlined above in relation to the appointment to the Board, RELX PLC shareholders retain their rights under RELX PLC's articles of association to appoint Directors to the RELX PLC Board by ordinary resolution. RELX PLC shareholders may also, by ordinary resolution, remove a Director from the Board of RELX PLC, and in such circumstances that Director will also be required to be removed or required to resign from the Boards of RELX NV and RELX Group plc (except in circumstances where there has been a change of control of RELX PLC and not RELX NV).

The RELX PLC Board has also established the following Committees:

— Audit — currently comprising five independent Non-Executive Directors;

— Corporate Governance — a joint Committee of RELX PLC and RELX NV, comprising all Non-Executive Directors of each company; and

— Nominations — a joint Committee of RELX PLC and RELX NV, currently comprising three Non-Executive Directors including the Chairman of the Board.

RELX Group plc has established a Remuneration Committee, which is responsible for determining the remuneration policy (subject to shareholder approval) and monitoring and deciding its implementation for the Executive Directors of RELX PLC and RELX Group plc, and considering the remuneration for the Executive Directors of RELX NV.

Under the articles of association of RELX PLC, one third of the Directors shall retire from office and, if they wish, make themselves available for re-election by shareholders at the Annual General Meeting. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors normally retire and offer themselves for re-election at each Annual General Meeting.

RELX NV

RELX NV has a unitary board comprising both Executive and Non-Executive Directors. The Board currently comprises two Executive Directors and nine Non-Executive Directors. Directors shall be appointed by the General Meeting upon a proposal of the Non-Executive Directors based on a nomination for appointment by the joint Nominations Committee of RELX NV and RELX PLC. The articles of association of RELX NV provide that a resolution of the General Meeting to appoint a Director other than in accordance with a proposal of the Board can only be taken by a majority of at least two-thirds of the votes cast if less than one-half of RELX NV's issued capital is represented at the meeting.

The General Meeting of RELX NV may also, by ordinary resolution, resolve to suspend or dismiss each Director of RELX NV. In addition, each Executive Director of the Board can, at any time, be suspended by the Board. In such circumstances that Executive Director will also be required to be removed or required to resign from the Boards of RELX PLC and RELX Group plc (except in circumstances where there has been a change of control of RELX NV and not RELX PLC).

The RELX NV Board has established the following committees:

— Audit — currently comprising five Non-Executive Directors;

— Corporate Governance — a joint Committee of RELX NV and RELX PLC, comprising all Non-Executive Directors of each company; and

— Nominations — a joint Committee of RELX NV and RELX PLC, currently comprising three Non-Executive Directors including the Chairman of the Board.

RELX Group plc has established a Remuneration Committee, which is responsible for considering the remuneration for the Executive Directors of RELX NV, and determining the remuneration policy (subject to shareholder approval) and monitoring its implementation for the Executive Directors of RELX Group plc and RELX PLC.

Under the Articles of Association of RELX NV, a Director of RELX NV shall retire no later than on the day on which the first General Meeting is held following the lapse of three years after his appointment, with the possibility of re-appointment and shall retire periodically in accordance with a rotation plan drawn up by the Board. Notwithstanding these provisions in the articles of association, in accordance with the provisions of the UK Corporate Governance Code all Directors retire and seek re-appointment at each Annual General Meeting. To align the arrangements regarding appointment for the Boards of RELX NV and RELX PLC annual re-appointment shall not affect the term of their three-year appointment. As a general rule, letters of appointment for Non-Executive Directors provide that, subject to annual re-election by shareholders, individuals will serve for an initial period of three years, and are typically expected to be available to serve for a second three-year period, if invited to do so. They may also be invited to serve for an additional period of three years. A schedule with the anticipated dates of retirement of Directors is published on our website, www.relx.com. A copy of the terms of reference of the Nominations Committee is available on request and can be viewed on our website. The information on our website is not incorporated by reference into this report.

EMPLOYEES

The number of people employed is disclosed in note 5 to the consolidated financial statements, set forth in note 5 under the heading 'Personnel' on page 126 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

The Board of RELX Group plc is fully committed to the concept of employee involvement and participation, and encourages each of its businesses to formulate its own tailor-made approach with the co-operation of employees. We are an equal opportunity employer, and recruit and promote employees on the basis of suitability for the job. Appropriate training and development opportunities are available to all employees. A code of ethics and business conduct applicable to employees within the Group has been adopted throughout its businesses.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELX PLC

Substantial share interests

As at February 22, 2018, we had been notified by the following shareholders that they held an interest of 3% or more in voting rights[1] of the issued share capital of RELX PLC. The number of shares and percentage interests stated below are as disclosed at the date on which the interests were notified to us:

Identity of Person or Group[2]	Number of Shares	% of Class
BlackRock, Inc	107,062,804	9.62
Invesco Limited	58,810,637	5.03
Legal & General Group plc	41,300,403	3.40

(1) Under the UK Disclosure and Transparency Rules, subject to certain limited exceptions, persons or groups with an interest of 3% or more in voting rights of the issued RELX PLC ordinary share capital are required to notify both RELX PLC and the UK Financial Conduct Authority of their interest. Shares held in treasury, which do not carry voting rights, are disclosed on page 44.

(2) Under the UK Large and Medium-sized Companies and Groups (Financial Statements and Reports) Regulations 2008, RELX PLC is required to disclose information they are aware of regarding the identity of each person with a significant direct or indirect holding of securities in RELX PLC as at the financial year end.

As far as RELX PLC is aware, except as disclosed herein, it is neither directly or indirectly owned nor controlled by one or more corporations or by any government.

At December 31, 2017 there were 13,530 ordinary shareholders, including the depositary for RELX PLC's ADR programme, with a registered address in the United Kingdom, representing 95.06% of shares issued.

RELX PLC is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX PLC. The major shareholders of RELX PLC do not have different voting rights to other ordinary shareholders.

RELX NV

Substantial share interests

As of February 22, 2018, we were aware of the following disclosable interests of 3% or more in the issued RELX NV shares based on the public database of the Netherlands Authority for the Financial Markets[1] or provided as a Schedule 13G filing[2]. The number of shares and percentage interests stated below are as disclosed on the date on which the interests were notified to us:

Identity of Person or Group	Number of Shares	% of Class
RELX NV[3]	54,292,694	5.18
Janus Henderson Group Plc	52,462,008	5.00
The Bank of New York Mellon Corporation	50,765,958	4.99
BlackRock, Inc	49,301,998	4.97
Fil Limited	34,423,641	3.37
Massachusetts Financial Services Company	22,994,683	3.03
Jupiter Asset Management Limited	31,545,168	3.01

(1) Under Article 5:38 of the Netherlands Financial Markets Supervision Act, any person acquiring or disposing of shares or voting rights in public companies established under the laws of the Netherlands listed on a stock exchange in the European Union, is required to notify the Netherlands Authority for the Financial Markets (AFM) without delay if such person knows, or should know, that such interest therein reaches, exceeds or drops below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% threshold. No interest in the shares or voting rights of RELX NV of 10% or more has been disclosed in the AFM's registers. Shares held in treasury, which do not carry voting rights, are disclosed on page 47.

(2) The Securities Exchange Act of 1934, as amended, requires any person who has, as at the end of the calendar year, a direct or indirect beneficial interest in 5% or more of the issued share capital of a company, to file a statement on Schedule 13G with the Securities and Exchange Commission reporting such interest within 45 days following the end of the calendar year.

(3) Under Dutch regulations, RELX NV is required to notify the AFM if it acquires shares in its own capital as a result of which its percentage of shares in its own capital reaches, exceeds or falls below certain thresholds (including 3% and 5%), these do not carry voting rights.

As far as RELX NV is aware, except as disclosed herein, it is neither directly nor indirectly owned or controlled by any single corporation or corporations acting jointly, nor by any government.

RELX NV is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of RELX NV. The major shareholders of RELX NV do not have different voting rights to other ordinary shareholders.

RELATED PARTY TRANSACTIONS

Transactions with joint ventures and key management personnel, comprising the Executive and Non-Executive Directors of RELX PLC and RELX NV, are set out in note 28 to the consolidated financial statements set forth under the heading 'Related party transactions' on pages 158 and 159 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

Further details of remuneration of key management personnel are set out in "Item 6 — Directors, Senior Management and Employees".

ITEM 8: FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See Item 18: Financial Statements, incorporated herein by reference.

Subsequent events are set out in note 30 to the consolidated financial statements set forth under the heading 'Subsequent events' on page 159 of the Group's Annual Reports and Financial Statements 2017 and is incorporated herein by reference to Exhibit 15.2.

DIVIDEND POLICY

Dividends to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level. Until April 6, 2016, this included the then prevailing UK attributable tax credit of 10% available to certain RELX PLC shareholders. The UK government abolished these dividend tax credits with effect from April 6, 2016, so that dividends paid after this date are the same for both RELX PLC and RELX NV. As a result of this change, reported earnings per share also have the same value for each RELX PLC and RELX NV share from 2016. The exchange rate used for each dividend calculation as defined in the RELX Group governing agreement is the average of the closing mid-point spot euro:sterling exchange rate for the five consecutive business days commencing with the tenth business day before the dividend determination date. The Boards of RELX PLC and RELX NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, more closely align dividend growth with growth in adjusted earnings per share, consistent with the dividend normally being covered over the longer term at least two times by adjusted earnings per share (i.e. before the amortisation of acquired intangible assets, acquisition related costs, net financing charge on defined benefit pension schemes, disposal gains and losses and other non-operating items, related tax effects, other deferred tax credits from intangible assets and exceptional tax credits).

LEGAL PROCEEDINGS

Various of the Group's subsidiaries operating in the United States have been the subject of legal proceedings and federal and state regulatory actions relating to data security breaches, pursuant to which unauthorised persons obtained personal information from our databases, or alleged breaches of privacy laws in connection with the obtaining and disclosure by such subsidiaries of information without the consent of the individuals involved. The principal actions and investigations have been settled, with the substantial portion of cash payments agreed to be paid by these subsidiaries being reimbursed by insurance and third-party indemnities. The settlements generally require strict data security programmes, submissions of regulatory reports and on-going monitoring by independent third parties to ensure our compliance with the terms of those settlements. While the costs of such on-going monitoring will be borne by us, neither the costs of compliance nor the costs of such on-going monitoring are expected to have a material adverse effect on our financial position or the results of our operations.

Many of the products offered by Risk & Business Analytics are subject to regulation under the US Fair Credit Reporting Act ("FCRA"), Gramm Leach Bliley Act ("GLBA"), Driver's Privacy Protection Act ("DPPA") and related state laws requiring that we meet certain obligations in connection with the disclosure of information. Certain of these laws further provide for statutory penalties and attorneys' fees for non-compliance. In the normal course of its business, Risk & Business Analytics deals with individual and class action lawsuits claiming violation of one or more of these statutes. Other than pending matters, to date, these cases have either been settled or successfully defended with a substantial portion of cash payments agreed to be paid by our insurance providers. These proceedings have not had, and are not expected to have, a material adverse effect on our financial position or the results of our operations.

We are party to various other legal proceedings arising in the ordinary course of our business, the ultimate resolutions of which are not expected to have a material adverse effect on our financial position or the results of our operations.

ITEM 9: THE OFFER AND LISTING

TRADING MARKETS

RELX PLC

The RELX PLC ordinary shares are listed on the London Stock Exchange and the New York Stock Exchange. The London Stock Exchange is the principal trading market for RELX PLC ordinary shares. Trading on the New York Stock Exchange is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs) issued by Citibank N.A., as depositary. Each ADS represents one RELX PLC ordinary share.

The table below sets forth, for the periods indicated, the high and low closing market quotations for the RELX PLC ordinary shares on the London Stock Exchange as derived from the Daily Official List of the London Stock Exchange and the high and low last reported sales prices in US dollars for the RELX PLC ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

Calendar Periods	Pence per ordinary share		US dollars per ADS	
	High	**Low**	**High**	**Low**
2017	1,782	1,398	24.01	17.75
2016	1,502	1,126	19.75	16.22
2015	1,220	1,011	18.38	15.63
2014[1]	1,113	866	17.44	14.43
2013[1]	899	641	15.01	10.25
2017				
Fourth Quarter	1,782	1,668	24.01	22.47
Third Quarter	1,695	1,603	22.56	21.24
Second Quarter	1,717	1,544	22.14	19.74
First Quarter	1,566	1,398	19.81	17.75
2016				
Fourth Quarter	1,502	1,282	19.31	16.22
Third Quarter	1,471	1,390	19.75	18.50
Second Quarter	1,376	1,192	19.27	17.17
First Quarter	1,306	1,126	19.05	16.48
2015				
Fourth Quarter	1,220	1,119	18.32	17.16
Third Quarter	1,132	1,011	17.67	15.63
Second Quarter	1,179	1,035	17.44	16.21
First Quarter	1,188	1,066	18.38	16.19
Month				
February 2018 (through February 21, 2018)	1,523	1,455	21.77	20.49
January 2018	1,715	1,557	23.75	21.91
December 2017	1,739	1,712	23.70	23.30
November 2017	1,782	1,711	24.01	22.88
October 2017	1,733	1,668	23.39	22.47
September 2017	1,689	1,603	22.56	21.91

(1) Following the corporate restructuring in 2015, as discussed in further detail on page 10, RELX PLC ADSs were adjusted such that one RELX PLC ADS represents one RELX PLC share. Prior period comparatives have been adjusted retrospectively to reflect this change.

RELX NV

The RELX NV shares are quoted on Euronext Amsterdam NV and the New York Stock Exchange. Euronext Amsterdam is the principal trading market for RELX NV shares. Trading on the New York Stock Exchange is in the form of ADSs, evidenced by ADRs issued by Citibank N.A., as depositary. Each ADS represents one RELX NV share.

The table below sets forth, for the periods indicated, the high and low closing market quotations for the RELX NV shares on Euronext Amsterdam as derived from the *Officiële Prijscourant* of Euronext Amsterdam and the high and low last reported sales prices in US dollars for the RELX NV ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape, and reported by Bloomberg:

Calendar Periods	€ per ordinary share		US dollars per ADS	
	High	Low	High	Low
2017	19.55	15.39	23.27	16.41
2016	16.34	13.65	18.28	14.98
2015	16.50	12.42	17.45	14.78
2014[(1)]	12.97	9.56	16.03	13.26
2013[(1)]	10.28	7.27	13.98	9.42
2017				
Fourth Quarter	19.55	18.21	23.27	21.43
Third Quarter	18.09	17.21	21.59	20.17
Second Quarter	18.88	17.36	21.10	18.56
First Quarter	17.36	15.39	18.64	16.41
2016				
Fourth Quarter	16.15	13.99	17.91	14.98
Third Quarter	16.34	15.43	18.28	17.21
Second Quarter	15.84	14.21	18.06	16.01
First Quarter	15.68	13.65	17.82	15.42
2015				
Fourth Quarter	16.50	14.34	17.45	16.30
Third Quarter	15.45	13.21	16.81	14.95
Second Quarter	15.65	13.74	16.58	15.23
First Quarter	15.40	12.42	16.75	14.78
Month				
February 2018 (through February 21, 2018)	17.25	16.23	21.70	20.21
January 2018	19.12	17.70	23.14	21.96
December 2017	19.45	19.12	23.07	22.67
November 2017	19.55	18.90	23.27	22.13
October 2017	19.39	18.21	22.60	21.43
September 2017	18.09	17.56	21.59	20.81

(1) Following the corporate restructuring in 2015, as discussed in further detail on page 10, a bonus issue of RELX NV ordinary shares was declared such that one RELX NV ordinary share confers an equivalent economic interest to one RELX PLC ordinary share, and RELX NV ADSs were adjusted such that one RELX NV ADS represents one RELX NV ordinary share. Prior period comparatives for ordinary shares and ADSs have been adjusted retrospectively to reflect these changes.

ITEM 10: ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

RELX PLC

A copy of RELX PLC's current Articles of Association (the "Articles") is filed as Exhibit 1.1 to this Form 20-F.

The following is a summary of the current Articles. As a summary, it is not exhaustive and is qualified in its entirety by reference to UK law and the Articles.

Company's Objects

RELX PLC's objects are unrestricted.

Share Capital

As at December 31, 2017 issued ordinary share capital comprised 1,123.7 million shares of 14 $^{51}/_{116}$ p. At December 31, 2017 shares held in treasury totalled 63.6 million. Of these, 3.5 million ordinary shares were held by the Employee Benefit Trust and 60.1 million ordinary shares were held in treasury by RELX PLC. During 2017, RELX PLC bought back 23.1 million ordinary shares to be held in treasury pursuant to the authority given by shareholders at the Annual General Meeting held on April 20, 2017 and the previous authority given by shareholders at the Annual General Meeting held on April 21, 2016. On December 27, 2017, RELX PLC cancelled 22.46 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2017.

RELX PLC by ordinary resolution and subject to the UK Companies Act 2006 (the "Act") may:

1. Allot shares up to a limit of 1/3 of the issued share capital, a further 1/3 of the issued share capital may be allotted but only in connection with a fully pre-emptive rights issue;

2. Sub-divide all or part of the share capital into shares of a smaller nominal value than the existing shares; and

3. Consolidate and divide all or part of the share capital into shares of a larger nominal value than the existing shares.

All shares created by an increase of RELX PLC's share capital by consolidation, division or sub-division shall be subject to all the provisions of the Articles.

RELX PLC by special resolution and subject to the Act may:

1. Disapply shareholders pre-emption rights on new issue shares up to a limit of 5% of the issued share capital, and disapply pre-emption rights on new issue shares up to a further 5% of the issued share capital in connection with an acquisition or specified capital investment subject to certain conditions;

2. Buy back its own shares up to a limit of 10% of the issued share capital; and

3. Reduce its share capital.

Transfer of ordinary shares

A certificated shareholding may be transferred in the usual form or in any other form approved by the Board. The Board in its discretion may refuse to register the transfer of a certificated share which is not fully paid and may also refuse to register the transfer of a certificated share unless the instrument of transfer:

1. is stamped or certified and lodged, at the registered office or other place that the Board decide, accompanied by the relevant share certificate and any other evidence that the Board may reasonably require to prove a legitimate right to transfer;

2. is in respect of only one class of shares; and

3. is in favour of not more than four transferees.

Where the Board refuses to register a transfer of certificated shares, it must notify the transferee of the refusal within two months after the date on which the instrument of transfer was lodged with RELX PLC.

For those members holding uncertificated shares, such transfers must be conducted using a relevant system as defined in the UK Uncertificated Securities Regulations 2001.

Untraced shareholders

RELX PLC is entitled to sell any of its ordinary shares if;

1. during the period of twelve years prior to the publication of any advertisement stating the intent to sell, at least three dividends have become payable on the shares which have remained uncashed; and

2. during the period of three months following the publication of any advertisement stating the intent to sell, RELX PLC has received no indication of the location, or existence of the member, or the person entitled to the shares by way of transmission.

Dividend Rights

Subject to the provisions of the Act, the shareholders may by ordinary resolution declare a dividend no larger than the amount recommended by the Board. Interim dividends may also be payable if the Board deems that there is sufficient profit available for distribution. Except as otherwise provided by the rights attached to the shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is declared. No dividend payable in respect of a share shall bear interest against RELX PLC, unless otherwise provided by the rights attached to the share.

Unclaimed dividends

Any dividend which remains unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to be owed by RELX PLC to the shareholder. RELX PLC may stop issuing dividend cheques or warrants:

1. Where on at least two consecutive occasions dividend cheques/warrants are left uncashed or returned undelivered; or

2. Where after one such occasion reasonable enquiries have failed to establish an updated address.

If the member goes on to claim a dividend or warrant, RELX PLC must recommence issuing dividend cheques and warrants.

Distribution of assets on winding up

In the event of RELX PLC being wound up, on the authority of a special resolution of RELX PLC and subject to the UK Insolvency Act 1986 (as amended) the liquidator may:

1. Divide among the members the whole or any part of the assets of RELX PLC.

2. Value any assets and determine how the division should be made between the members or different classes of members.

3. Place the whole or any part of the assets in trust for the benefit of the members and determine the scope and terms of these trusts.

A member cannot be compelled to accept an asset with an inherent liability.

Variation of rights

Subject to the Act, where the capital of RELX PLC is divided into different classes of shares, the unique rights attached to the respective classes may be varied or cancelled:

1. With the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding any treasury shares held in that class); or

2. By authority of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General meetings of shareholders

Subject to the Act, RELX PLC must hold a general meeting as its annual general meeting within six months from January 1 every year. The Board may convene a general meeting when necessary and must do so promptly upon requisition by the shareholders. The notice period for annual general meetings is 21 clear days and 14 clear days for other general meetings. Subject to the Act and the Articles, the notice shall be sent to every member at their registered address. If, on two consecutive occasions notices are sent to a members registered address and have been returned undelivered the member shall not be entitled to receive any subsequent notice.

Voting rights

On a poll, every shareholder present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to vote on a partly paid share. The Board also has the discretion to prevent a member from voting in person or by proxy if they are in default of a duly served notice under section 793 of the Act, concerning a request for information about interest in RELX PLC's shares.

Directors' Interests

Subject to the provisions of the Act, where a Director declares an interest to the Board, the Board may authorise the matter proposed to it which would otherwise constitute a conflict of interest and place a Director in breach of their statutory duty. Such authorisation is effective where the Director in question is not included in the quorum for the meeting and the matter was agreed without their vote, or would have been agreed to had their vote not been counted. A Director's duty to declare an interest does not apply in the circumstances provided for by section 177(5) and 177(6) of the Act. A Director:

1. May be a party to, or otherwise interested in, any transaction or arrangement with RELX PLC or in which RELX PLC is directly or otherwise interested;

2. May act solely or with his firm in a professional capacity (not as auditor) for RELX PLC and shall be entitled to remuneration for his professional services, notwithstanding his position as Director; and

3. May be interested in a body corporate in which RELX PLC is directly or indirectly interested or where the relationship between the Director and the body corporate is at the request or direction of RELX PLC.

A Director with a declared interest that has been authorised by the Board, is not accountable to RELX PLC or its shareholders for any benefits received.

Directors' Remuneration

The remuneration of any Executive Director shall be determined by the Board in accordance with RELX PLC's Remuneration Policy and may include (without limitation) admission to or continuance of membership of any scheme (including share acquisition schemes), life assurance, pension provision or other such benefits payable to the Director on or after retirement, or to his dependants on or after death.

For Directors who do not hold an executive position in RELX PLC, their ordinary remuneration shall not exceed in aggregate £500,000 per annum or such higher amount as RELX PLC may determine by ordinary resolution from time to time. Each Director shall be paid a fee for their services which is deemed to accrue from day to day at such rate as determined by the Board.

The Directors may grant extra remuneration to any Director who does not hold executive office but sits on any committee of the Board, or performs any other special services at the request of RELX PLC. This extra remuneration may be paid in addition to, or in substitution for the ordinary remuneration.

Directors' appointment/retirement/removal

The Board may appoint a person willing to act as Director, either to fill a vacancy or as an additional Director, provided the upper limit set by the Articles is not exceeded. RELX PLC may by ordinary resolution remove any Director from office, no special notice need be given and no Director proposed for removal under the Articles has a right of protest against such removal. Directors are not required to hold any shares by way of qualification. Directors are not subject to an age limit requirement for retirement.

Borrowing powers

Subject to the Act, the Board may exercise all the powers of RELX PLC to borrow money, guarantee, indemnify, mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of RELX PLC or of any third party. Without the authority of an ordinary resolution the directors are prohibited from borrowing an amount equal to the higher of (i) eight thousand million pounds; and (ii) two and a half times the adjusted total of capital and reserves.

Indemnity

Subject to the Act, without bar to any other existing indemnity entitlements, RELX PLC may use its assets to indemnify a Director against liability incurred through negligence, default, breach of duty or breach of trust in relation to RELX PLC's affairs.

RELX NV

The following is a summary of the principal provisions of RELX NV's Articles of Association (the "Articles"). As a summary, it is not exhaustive and is qualified in its entirety by reference to Dutch law and the Articles as they read in the Dutch language. The Articles were last amended before a civil law notary in Amsterdam on June 30, 2015 after a shareholders' resolution was passed to approve such amendment at the Annual General Meeting held on April 22, 2015. A copy of the current Articles is filed as Exhibit 1.2 to this Form 20-F.

Share Capital

As at December 31, 2017 RELX NV's issued share capital comprised 1,000.0 million ordinary shares of 0.07 euro nominal value. At December 31, 2017 shares held in treasury totalled 56.4 million. Of these 3.8 million ordinary shares were held by the Employee Benefit Trust and 52.6 million shares were held in treasury by RELX NV.

At the 2017 Annual General Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in RELX NV for a period of 18 months from the date of the Annual General Meeting up to and including October 18, 2018, for the maximum amount of 10% of the issued capital. During the year, 21.4 million ordinary shares were purchased under this and the previous delegation of authority. On December 27, 2017, RELX NV cancelled 22.0 million ordinary shares held in treasury. These share purchases and cancellations are reflected in the number of ordinary shares held in treasury at December 31, 2017.

A resolution to renew the delegation of the authority to the Board to acquire shares in RELX NV will be submitted to the shareholders at the 2018 Annual General Meeting together with a proposal for approval of the reduction of RELX NV's capital by cancellation of accumulated shares held in treasury.

Ordinary shares can be registered in a shareholder's name or held via a book-entry deposit under the Dutch Security Depositary Act.

Issuance of shares

Shares may be issued on the basis of a resolution of the General Meeting, which can designate this authority to the Board, provided that the aggregate nominal value up to which shares may be issued under this designated authority cannot exceed one-third of the sum of (i) RELX NV's issued share capital at the time the resolution to make the designation is adopted and (ii) the aggregate nominal value of any rights granted by RELX NV to take up shares outstanding at that time.

Pre-emptive rights of existing shareholders may be restricted or excluded by a resolution of the General Meeting and in the event of an issue of shares pursuant to a resolution of the Board, the pre-emptive rights can be restricted or excluded pursuant to a resolution of the Board if the Board is designated competent to do so by the General Meeting.

Acquisition of RELX NV's own shares

RELX NV is entitled to acquire its own fully paid-up shares or depositary receipts thereof, provided that either the acquisition is for no consideration or that:

(a) RELX NV's equity after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued share capital and the reserves which must be maintained by virtue of the law; and

(b) the nominal value of the shares or depositary receipts thereof, which RELX NV acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed half of RELX NV's issued share capital.

An acquisition of RELX NV's own shares other than for no consideration is only permitted if the General Meeting has granted authorisation to the Board. No voting rights may be exercised on shares held by RELX NV or a Subsidiary and no dividend shall be paid on these shares.

The General Meeting may at the proposal of the Board resolve to reduce RELX NV's issued share capital through cancellation of shares or through reduction of the nominal value of shares by amendment of the Articles of Association, provided that the issued share capital or the paid-up part thereof will not drop below the amount prescribed by the Dutch Civil Code.

Transfer of shares

The transfer of a share shall require an instrument intended for such purpose and the written acknowledgement by RELX NV of the transfer. The transfer of the rights of a Euroclear-participant with respect to shares which are included in the securities depositary system of Euroclear Nederland shall be effected in accordance with the provisions of the Dutch Security Depositary Act (*Wet giraal effectenverkeer*).

Dividend Rights

Each year the Board shall determine which part of the profits shown in the adopted profit and loss account shall be reserved. After allocation to reserves, the General Meeting shall determine the allocation of remaining profits. Distributions may be made only insofar as RELX NV's equity exceeds the amount of the paid in and called up part of the issued share capital, increased by the reserves which must be kept by virtue of the law. Dividends shall be paid after adoption of the annual accounts showing that payment of dividends is permitted. Interim distributions may be payable, provided there is sufficient profit available for distribution in accordance with the aforementioned requirements as shown by interim Financial Statements.

The Board

RELX NV has a unitary board comprising Executive and Non-Executive directors. It is established board practice at RELX NV that the Executive and Non-Executive Directors meet together. In performing their duties, the Directors shall act in accordance with the interests of RELX NV and the business connected with it.

The number of Directors is determined by the Board. The number of executive directors shall at all times be less than the number of Non-Executive Directors.

Directors shall be appointed by the General Meeting on the basis of a proposal of the Non-Executive Directors. Under the Articles, directors are appointed for a three-year term, with the possibility of re-appointment. Notwithstanding these provisions in the articles of association and in accordance with the provisions of the UK Corporate Governance Code, all Directors seek annual re-appointment at the Annual General Meeting to align the arrangements regarding appointment for the Boards of RELX NV and RELX PLC.

Executive Directors

The Executive Directors are entrusted with the management of RELX NV. In performing their duties, the Executive Directors shall act in accordance with the interests of RELX NV and the business connected with it. The Board has established rules regarding the decision-making and working methods of the Executive Directors in addition to the Articles. In this context, the Board has also determined the duties for which each Executive Director in particular shall be responsible.

Non-Executive Directors

The duties of the Non-Executive Directors are to supervise the management of the Executive Directors and the general affairs in RELX NV and the business connected with it, and to assist the Executive Directors by providing advice. In performing their duties the Non-Executive Directors shall act in accordance with the interests of RELX NV and the business connected with it. The Non-Executive Directors have established rules regarding their decision-making process and working methods in addition to the Articles.

RELX NV pursues a remuneration policy for the Executive Directors, which is determined by the General Meeting upon a proposal by the Non-Executive Directors. The Remuneration Committee of RELX Group plc makes recommendations to the Non-Executive Directors of RELX NV with regard to the remuneration policy for Executive Directors and the remuneration in all its forms for the Executive Directors.

As a general rule, Non-Executive Directors serve for two three-year terms. Individual Directors may serve up to one additional three-year term.

Suspension/dismissal

Each Director can at any time be suspended or dismissed by the General Meeting. In addition, each Executive Director can at any time be suspended by the Board.

Amendment of the Articles

Amendment of the Articles requires a shareholders' resolution passed with an absolute majority of the votes cast, provided such resolution is passed at the proposal of the Board. Otherwise, a majority of two-thirds of the votes cast is required in a meeting at which at least half of RELX NV's issued capital is represented. The notice for such a meeting must state that amendment of the Articles of Association is on the agenda. A copy of the full text of the proposed amendment of the Articles of Association must be made available free of charge to shareholders at the time of notice for the meeting. In accordance with Article 42 of the Articles of Association, only certain provisions in the Articles including provisions governing appointments and dismissals of Directors can be amended upon a proposal of the Board.

General meetings of shareholders

At least once a year, a General Meeting is held. Notices of a General Meeting are posted on our website and are made in accordance with the relevant provisions of the law. This means that the meeting is called at no less than 42 calendar days notice by an announcement on the RELX Group website. The agenda and explanatory notes for the General Meeting are published in advance on the RELX Group website and are available at the listing agent and at the offices of RELX NV from the day of the notice.

The Articles of Association provide for a record date and this has been used at the recent General Meetings. In accordance with Dutch law, the record date will be the 28th day before the date of the General Meeting and the holder of shares as per the record date will be entitled to vote, irrespective of any transfer of such shares between the record date and the date of the General Meeting.

The Annual General Meeting discusses the annual report, adopts the annual accounts, resolves on a proposal to pay a dividend and votes on release from liability of the Directors as separate agenda items in the Annual General Meeting.

Conflict of Interest—Directors

A Director shall not participate in the discussions and decision-making if he has a direct or indirect personal interest in the matter which is conflicting with the interests of RELX NV and the business connected with it. In case because of this no resolution can be adopted by the Executive Directors, the Non-Executive Directors will resolve on the matter. In case because of this no resolution can be adopted by the Non-Executive Directors, the General Meeting will resolve on the matter.

Remuneration

The remuneration policy for Executive Directors is determined by the General Meeting upon a proposal of the Non-Executive Directors. The remuneration of the Executive Directors is determined by the Non-Executive Directors in line with the remuneration policy agreed by the General Meeting. With respect to remuneration in the form of shares in RELX NV and/or rights to subscribe for such shares, the Non-Executive Directors will submit a proposal for approval to the General Meeting.

The Non-Executive Directors receive an annual remuneration. The remuneration of each Non-Executive Director individually, is determined by the Board, with due observance to the remuneration policy for Non-Executive Directors. The maximum amount of annual remuneration shall be determined by the General Meeting and can only be adopted at the proposal of the Board. At the Annual General Meeting in 2011 the maximum amount of remuneration for the Non-Executive Directors was set at €600,000 per annum, for the proportion of the fees borne by RELX NV.

Dissolution of RELX NV

A resolution to dissolve RELX NV requires an absolute majority of the votes cast at the General Meeting. The notice for such a meeting must state that dissolution will be on the agenda. If RELX NV is dissolved by a resolution of the general meeting, the executive directors shall be charged with the liquidation of RELX NV and the Non-Executive Directors with the supervision thereof, subject to the relevant provisions of Book 2 of the Dutch Civil Code.

Assets which remain after payment of the debts shall be transferred to the holders of shares in proportion to the nominal value of their shareholdings.

Indemnity

Under the Articles of Association, to the extent permissible by law, RELX NV shall indemnify and hold harmless each sitting and former Director against the financial consequences of any liabilities or claims, brought by any party other than RELX NV itself or its group companies, in relation to acts or omissions performed or committed in that person's capacity of director.

EXCHANGE CONTROLS

There is currently no UK or Dutch legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of, respectively, RELX PLC ordinary shares who are non-residents of the United Kingdom and RELX NV ordinary shares who are non-residents of the Netherlands.

There are no limitations relating only to non-residents of the United Kingdom under UK law or RELX PLC's Articles on the right to be a holder of, and to vote, RELX PLC ordinary shares, or to non-residents of the Netherlands under Dutch law or RELX NV's Articles on the right to be a holder of, and to vote, RELX NV ordinary shares.

TAXATION

The following discussion is a summary under present law and tax authority practice of the material UK, Dutch and US federal income tax considerations relevant to the purchase, ownership and disposal of RELX PLC ordinary shares or ADSs and RELX NV ordinary shares or ADSs. This discussion applies to you only if you are a US holder, you hold your ordinary shares or ADSs as capital assets and you use the US dollar as your functional currency. It does not address the tax treatment of US holders subject to special rules, such as banks, dealers or traders in securities or currencies, insurance companies, tax-exempt entities, partnerships or other pass-through entities for US federal income tax purposes, holders which own (actually or constructively) 10% or more of RELX PLC, RELX NV or RELX Group plc shares (as measured by vote or value), persons holding ordinary shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction, persons that are resident or domiciled in the UK (or who have ceased to be resident in or became treated as resident outside the UK for the purpose of a double tax treaty (treaty non-resident) within the past five years of assessment, or, for departures before April 6, 2013, who have ceased to be resident or ordinarily resident or become treaty non-resident within the past five years of assessment) and persons that are resident in the Netherlands. The summary also does not discuss the US federal alternative minimum tax or the tax laws of particular states or localities in the US.

This summary does not consider your particular circumstances. It is not a substitute for tax advice. **We urge you to consult your own independent tax advisors about the income, capital gains and/or transfer tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of ordinary shares or ADSs.**

As used in this discussion, "US holder" means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes: (i) an individual US citizen or resident, (ii) a corporation, partnership or other business entity created or organised under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) that is subject to the control of one or more US persons and the primary supervision of a US court or (b) that has a valid election in effect under US Treasury regulations to be treated as a US person or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from dividends paid on the RELX PLC ordinary shares or ADSs. Dividends payable on the ADSs or RELX PLC ordinary shares should not be chargeable to UK tax in the hands of a non-UK resident unless such person (i) is a company carrying on a trade in the UK through a UK permanent establishment, or (ii) carries on a trade (or profession or vocation) in the UK and the dividends are a receipt of that trade.

Capital Gains

Shareholders may be liable for UK taxation on capital gains realised on the disposal of their RELX PLC ordinary shares or ADSs if at the time of the disposal the shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, and such ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

UK Stamp Duty and Stamp Duty Reserve Tax

Current UK law includes a provision whereby UK stamp duty reserve tax (SDRT) or UK stamp duty is payable upon the transfer or issue of RELX PLC ordinary shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs. For this purpose, the current rate of stamp duty and SDRT is 1.5%, applied, in each case, to: (i) the issue price when the ordinary shares are issued; (ii) the amount or value of the consideration where shares are transferred for consideration in money or money's worth; or (iii) the value of the ordinary shares in any other case. Following litigation, HMRC have accepted that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance service or depositary receipt system (or a transfer of shares into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge is not compatible with EU law. The UK government announced on 22 November 2017 as part of its Autumn Budget that it will not reintroduce such 1.5% charge once the UK leaves the EU in 2019. Accordingly no UK SDRT or UK stamp duty is payable upon the issue of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs (or upon the transfer of RELX PLC shares to the depositary in exchange for RELX PLC ADSs evidenced by ADRs, where such transfer is integral to the raising of capital by RELX PLC). HMRC's view is that the 1.5% SDRT or stamp duty charge will continue to apply to a transfer of shares into a clearance service or depositary receipt system, where such transfer is not an integral part of the raising of capital by the company concerned.

Provided that the relevant instrument of transfer is not executed in the UK and remains outside the UK, no UK stamp duty should in practice be payable on the transfer of RELX PLC ADSs. An agreement to transfer RELX PLC ADSs in the form of ADRs will not give rise to a liability to SDRT.

A transfer of RELX PLC ordinary shares by the depositary to an ADS holder where there is no transfer of beneficial ownership will not be chargeable to UK stamp duty or SDRT.

Purchases of RELX PLC ordinary shares, as opposed to ADSs, will generally give rise to UK stamp duty or SDRT at the time of transfer or agreement to transfer, normally at the rate of 0.5% of the amount payable for the ordinary shares. SDRT and UK stamp duty are usually paid by the purchaser. If the ordinary shares are later transferred to the depositary, additional UK stamp duty or SDRT may be payable as described above.

Inheritance tax

Subject to certain provisions relating to trusts and settlements, RELX PLC ordinary shares or ADSs held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes and is not a UK national as defined in the Convention will not generally be subject to UK inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime, and provided any applicable US federal gift or estate tax liability is paid), except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services.

Dutch Taxation

Withholding tax

Dividends distributed to you by RELX NV are normally subject to a withholding tax imposed by the Netherlands at a rate of 15%, which equals the rate of tax that the Netherlands is generally allowed to levy under the US-Netherlands income tax treaty. As a consequence, no administrative procedures for a partial relief at source from or a refund of Dutch dividend withholding tax need be complied with in respect of dividend distributions by RELX NV. Dividends include, among other things, stock dividends unless the dividend is distributed out of recognised paid-in share premium for Dutch tax purposes.

Taxation of dividends and capital gains

You will not be subject to any Dutch taxes on dividends distributed by RELX NV (other than the withholding tax described above) or any capital gain realised on the disposal of RELX NV ordinary shares or ADSs provided that (i) the RELX NV ordinary shares or ADSs are not attributable to an enterprise or an interest in an enterprise that you carry on, in whole or part through a permanent establishment or a permanent representative in the Netherlands, (ii) you do not have a substantial interest or a deemed substantial interest in RELX NV (generally, 5% or more of either the total issued and outstanding capital or the issued and outstanding capital of any class of shares) or, if you have such an interest, (a) it forms part of the assets of an enterprise, (b) you do not hold such interest with the avoidance of Netherlands (or foreign) (withholding) tax as (one of) the main purpose(s), or (c) such interest does not form part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality), and (iii) if you are an individual, such dividend or capital gain from your RELX NV ordinary shares or ADSs does not form benefits from miscellaneous activities *("resultaat uit overige werkzaamheden")* in the Netherlands. Benefits from miscellaneous activities in the Netherlands include income and gains derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a "lucrative interest") that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person) in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

US Federal Income Taxation

Holders of the ADSs generally will be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, deposits of ordinary shares for ADSs and withdrawals of shares for ADSs will not be subject to US federal income tax.

Dividends

Dividends on RELX PLC ordinary shares or ADSs or RELX NV ordinary shares or ADSs (including any Dutch tax withheld) will generally be included in your gross income as ordinary income from foreign sources. The dollar amount recognised on receiving a dividend in pounds sterling or euros will be based on the exchange rate in effect on the date the depositary receives the dividend, or in the case of ordinary shares on the date you receive the dividend, as the case may be, whether or not the payment is converted into US dollars at that time. Any gain or loss recognised on a subsequent conversion of pounds sterling or euros for a different amount will be US source ordinary income or loss. Dividends received will not be eligible for the dividends received deduction available to corporations. Dividends received will be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

With respect to US holders who are individuals, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and RELX PLC believes it is eligible for the benefits of this treaty. Additionally, the same guidance indicates that the Netherlands is also a country with which the United States has a treaty in force that meets the above requirements, and RELX NV believes it is eligible for the benefits of this treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the US Internal Revenue Code of 1986, as amended, will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

Subject to certain conditions and limitations, foreign withholding taxes on dividends withheld at the appropriate rate may be treated as foreign taxes eligible for credit against your US federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the US and will generally constitute passive category income. Further, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on the dividends on the ordinary shares or ADSs. Individuals that treat a dividend as qualified dividend income may take into account for foreign tax credit limitation purposes only the portion of the dividend effectively taxed at the highest applicable marginal rate. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Dispositions

You will recognise a gain or loss on the sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realised. The gain or loss generally will be capital gain or loss. It will be long term capital gain or loss if you have held the ordinary shares or ADSs for more than one year at the time of sale or other disposition. Long term capital gains of individuals are eligible for reduced rates of taxation. Deductions for capital losses are subject to limitations. Any gain or loss you recognise generally will be treated as income from US sources for foreign tax credit limitation purposes.

If you receive pounds sterling or euros on the sale or other disposition of your ordinary shares or ADSs, you will realise an amount equal to the US dollar value of the pounds sterling or euros on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, if the ordinary shares or ADSs are traded on an established securities market, the settlement date for the sale or other disposition). You will have a tax basis in the pounds sterling or the euros that you receive equal to the US dollar amount received on the settlement date. Any gain or loss realised by a US holder between the sale date and the settlement date or on a subsequent conversion of pounds sterling or euros into US dollars will be US source ordinary income or loss. Gains recognised will be included in net investment income for purposes of the 3.8% Medicare contribution tax applicable to certain non-corporate US holders.

Information Reporting and Backup Withholding Tax

Dividends from ordinary shares or ADSs and proceeds from the sale of the ordinary shares or ADSs may be reported to the Internal Revenue Service (IRS) unless the shareholder is a corporation or other exempt recipient. A backup withholding tax may apply to such amounts unless the shareholder (i) is a corporation, (ii) provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

Certain US holders are required to report to the IRS information about their investment in ordinary shares or ADSs not held through an account with a domestic financial institution. Investors who fail to report required information are subject to substantial penalties. Investors should consult with their own tax advisers about the effect of this legislation on their investment in the ordinary shares or ADSs.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed or furnished with the SEC at the SEC's public reference room located at 100 F Street NE, Washington, DC 20549-2521. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This annual report and other information submitted by us to the SEC may be accessed through this website.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our primary market risks are to changes in interest rates and exchange rates as well as liquidity and credit risk.

Net finance costs are exposed to interest rate fluctuations on borrowings, cash and cash equivalents. Upward fluctuations in interest rates increase the interest cost of floating rate borrowings whereas downward fluctuations in interest rates decrease the interest return on floating rate cash and cash equivalents. Interest expense payable on fixed rate borrowings is protected against upward fluctuations in interest rates but does not benefit from downward fluctuations. Our companies engage in foreign currency denominated transactions and are therefore subject to exchange rate risk on such transactions. Net finance costs are also exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations) which are not part of a designated hedging relationship under IAS39 — Financial Instruments: Recognition and Measurement, and to ineffectiveness that may arise on designated hedging relationships. Our management of this interest rate risk and foreign exchange rate risk is described below.

We manage a portfolio of long-term debt, short-term debt and committed bank facilities to support our capital structure and are exposed to the risk that relevant markets are closed and debt cannot be refinanced on a timely basis. In addition, the credit spread at which we borrow is exposed to changes in market liquidity and investor demand. We manage this risk by maintaining a range of borrowing facilities and debt programmes with a maturity profile to limit refinancing risk.

We have a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, we have a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are managed by monitoring the credit quality of counterparties and restricting the amounts outstanding with each of them.

Our management of the above market risks is described in further detail in note 19 under the heading 'Financial Instruments' on page 147 to 152 and in note 23 under the heading 'Borrowings' on page 154 to 155 to the consolidated financial statements of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

Management of Interest Rate Risk and Foreign Exchange Rate Risk

We seek to limit our risk to interest and exchange rates by means of derivative financial instruments, including interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts. We only enter into derivative financial instruments to hedge (or reduce) the underlying risks described above.

We enter into interest rate swaps in order to achieve an appropriate balance between fixed and floating rate borrowings, cash and cash equivalents and to manage the risk associated with movements in interest rates. Interest rate swaps are used to hedge the effects of fluctuating interest rates on floating rate borrowings, cash and cash equivalents by allowing us to fix the interest rate on a notional principal amount equal to the principal amount of the underlying floating rate cash, cash equivalents or borrowings being hedged. They are also used to swap fixed interest rates payable on long term borrowings for a floating rate. Such swaps may be used to swap a whole fixed rate bond for floating rate or they may be used to swap a portion of the period or a portion of the principal amount for the floating rate.

Forward swaps and forward rate agreements are entered into to hedge interest rate exposures known to arise at a future date. These exposures may include new borrowings or cash deposits to be entered into at a future date or future rollovers of existing borrowings or cash deposits. Interest exposure arises on future, new and rollover borrowings and cash deposits because interest rates can fluctuate between the time a decision is made to enter into such transactions and the time those transactions are actually entered into. The purpose of forward swaps and forward rate agreements is to fix the interest cost on future borrowings or interest return on cash investments at the time it is known such a transaction will be entered into. The fixed interest rate, the floating rate index (if applicable) and the time period covered by forward swaps and forward rate agreements are known at the time the agreements are entered into. The use of forward swaps and forward rate agreements is limited to hedging activities; consequently no trading position results from their use. The hedging effect of forward swaps and forward rate agreements is the same as interest rate swaps. Similarly, we use forward foreign exchange contracts to hedge the effects of exchange rate movements on our foreign currency revenue and operating costs.

Interest rate options protect against fluctuating interest rates by enabling us to fix the interest rate on a notional principal amount of borrowings or cash deposits (in a similar manner to interest rate swaps and forward rate agreements) whilst at the same time allowing us to improve the fixed rate if the market moves in a certain way.

Where net finance costs are exposed to changes in the fair value of derivatives (as a result of interest and exchange rate fluctuations), we manage this risk by designating derivatives in a highly effective hedging relationship unless the potential change in their fair value is deemed to be insignificant.

Derivatives are used to manage the risk associated with interest rate and exchange rate movements and the Group does not enter into speculative derivatives. Derivatives used by the Group for hedging a particular risk are not specialised and are generally available from numerous sources.

Sensitivity Analysis

The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates and exchange rates. The range of changes represents our view of the changes that are reasonably possible over a one year period.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at December 31, 2017. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Our use of financial instruments and our accounting policies for financial instruments are described more fully in note 19 to the consolidated financial statements as set forth under the heading 'Financial Instruments' on page 147 to 152 of the Group's Annual Reports and Financial Statements 2017 and are incorporated herein by reference to Exhibit 15.2.

(a) Interest Rate Risk

The following sensitivity analysis assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at December 31, 2017 with all other variables held constant.

	Fair Value December 31, 2017	Fair Value Change		Fair Value December 31, 2016	Fair Value Change	
		+100 basis points	-100 basis points		+100 basis points	-100 basis points
Financial Instrument						
	(In millions)			(In millions)		
Short-term borrowings	£ (464)	£ —	£ —	£ (521)	£ —	£ —
Long-term borrowings (including current portion)	(4,717)	222	(241)	(4,727)	207	(226)
Interest rate swaps (swapping fixed rate debt to floating)	47	(100)	108	(7)	(77)	83

A 100 basis point change in interest rates would not result in a material change to the fair value of other financial instruments.

At December 31, 2017, 44% of gross borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £26 million (2016: £25 million), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at December 31, 2017. A 100 basis points rise in interest rates would result in an estimated increase in net finance costs of £26 million (2016: £25 million).

(b) Foreign Exchange Rate Risk

The following sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against sterling from their levels at December 31, 2017 with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling and a -10% change indicates a weakening of the currency against sterling.

	Fair Value December 31, 2017	Fair Value Change		Fair Value December 31, 2016	Fair Value Change	
		+10%	-10%		+10%	-10%
Financial Instrument						
	(In millions)			(In millions)		
Cash and cash equivalents	£ 111	£ 11	£(11)	£ 162	£ 16	£(16)
Short-term borrowings	(464)	(20)	20	(521)	(33)	33
Long-term borrowings (including current portion)	(4,717)	(441)	441	(4,727)	(410)	410
Interest rate swaps (including cross currency interest rate swaps)	47	5	(5)	(3)	(1)	1
Forward foreign exchange contracts	11	(78)	78	(123)	(47)	47

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of other financial instruments.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges for American Depositary Receipt (ADR) holders

Citibank N.A., as depositary for the RELX PLC and RELX NV ADR programmes, collects its fees for delivery and surrender of American Depositary Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system Financial Statements of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property (in certain circumstances volume discounts may be available)
	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and other payments made by the depositary to the Group

In consideration of acting as depositary, Citibank N.A. has agreed to make certain reimbursements and payments to us on an annual basis for expenses related to the administration and maintenance of the ADR programmes including, but not limited to, New York Stock Exchange listing fees, investor relations expenses, or any other programme related expenses. The depositary has also agreed to pay the standard out-of-pocket administrative, maintenance and shareholder services expenses for providing services to the registered ADR holders. It has also agreed with us to waive certain standard fees associated with promotional services, programme visibility campaigns and programme analytic reporting. In certain instances, the depositary has agreed to provide additional annual reimbursements and payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2017 to February 14, 2018, we received a reimbursement of $345,000, net of withheld taxes, from the depositary for New York Stock Exchange listing fees, investor relations expenses and other programme related expenses, in connection with the ADR facility.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

RELX PLC and RELX NV are required to comply with applicable US regulations, including the Sarbanes-Oxley Act of 2002, insofar as they apply to foreign private issuers. Accordingly, RELX PLC and RELX NV have established a Disclosure Committee comprising the company secretaries of RELX PLC and RELX NV and other senior RELX managers appointed to provide assurance to the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV. The committee has reviewed and evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that the disclosure controls and procedures for RELX Group, RELX PLC and RELX NV are effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act, as amended. The internal controls over financial reporting of RELX Group are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the financial statements of RELX Group, RELX PLC and RELX NV would be prevented or detected.

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the internal controls over financial reporting of RELX Group, RELX PLC and RELX NV were effective as of December 31, 2017.

Certifications by the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (see "Item 19: Exhibits" on pages S-3 and S-4).

Ernst & Young LLP have audited the consolidated financial statements for the fiscal year ended December 31, 2017 and have audited the effectiveness of internal controls over financial reporting as at December 31, 2017. Their report in respect of RELX Group is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of RELX PLC and the Shareholders and the Board of Directors of RELX NV

Opinion on Internal Control over Financial Reporting

We have audited the Group's (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group (comprising RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates) as at December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the two years in the period ended December 31, 2017, and the related notes of the Group and our report dated February 14, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
London, United Kingdom
February 14, 2018

Internal Control over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV, have reviewed whether or not during the period covered by the annual report, there have been any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting of RELX Group plc, RELX PLC and RELX NV. Based on that review, the Chief Executive Officer and Chief Financial Officer of RELX PLC and RELX NV have concluded that there have been no such changes.

An outline of the internal control structure is set out below.

RELX PLC and RELX NV

The Boards of RELX PLC and RELX NV have each adopted a schedule of matters which are required to be brought to them for decision. During 2017, the Boards of RELX PLC and RELX NV exercised independent supervisory roles over the activities and systems of internal control of RELX Group plc. In relation to RELX Group plc, the Boards of RELX PLC and RELX NV approved the strategy and the annual budgets, and received regular reports on the operations, including the treasury and risk management activities. Major transactions proposed by the Board of RELX Group plc require the approval of the Boards of both RELX PLC and RELX NV.

The RELX PLC and RELX NV Audit Committees met on a regular basis to review the systems of internal control and risk management of RELX Group plc, which holds all of our business and subsidiaries and controls our financing activities.

RELX Group plc

The Board of RELX Group plc implemented an ongoing process for identifying, evaluating, monitoring and managing the principal risks faced by its respective businesses. These processes were in place throughout the year ended December 31, 2017 and up to the date of the approvals of this Annual Report on Form 20-F.

RELX Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant strategic, operational, financial and legal compliance risks that they face. The Board of RELX Group plc has adopted a schedule of matters that are required to be brought to it for decision.

RELX Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The code also outlines confidential procedures enabling employees to report any concerns about compliance, or about the Group's financial reporting practice. The code is published on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

Each business area has identified and evaluated its principal risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks identified include protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing the Group is set out under the heading "Risk Factors" on pages 6 to 8.

The principal risks facing the RELX Group plc businesses are regularly reported to and assessed by the Board and Audit Committee. With the close involvement of business management and central functions, the risk management and control procedures ensure that we are managing our business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal and regulatory matters are managed by legal directors in the business.

The RELX Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each business area is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of RELX Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of RELX Group plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

Audit Committees

RELX Group plc, RELX PLC and RELX NV have established Audit Committees which comprise only Non-Executive directors, all of whom are independent. The Audit Committees, which meet regularly, are chaired by Ben van der Veer, the other members being Marike van Lier Lels, Carol Mills, Adrian Hennah and Suzanne Wood (from September 26, 2017). Linda Sanford was a member of the Audit Committee until September 26, 2017, she was replaced by Suzanne Wood.

The main roles and responsibilities of the Audit Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements, and any formal announcements relating to financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the internal control and risk management systems;

(iii) to monitor and review the effectiveness of the internal audit function;

(iv) to make recommendations to the Board, for it to put to the shareholders for their approval in General Meeting, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Audit Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The RELX Group plc Audit Committee fulfils this role in respect of the operating businesses and finance activities as of February 15, 2018. The RELX PLC and RELX NV Audit Committees fulfil their roles from the perspective of the management of RELX PLC and RELX NV and both Committees have access to the reports to and the work of the RELX Group plc Audit Committee.

The Audit Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Audit Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on our website, www.relx.com. The information on our website is not incorporated by reference into this report.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Each of RELX PLC and RELX NV has an Audit Committee, the members of which are identified in "Item 6: Directors, Senior Management and Employees". The members of the Board of Directors of RELX PLC and members of the Board of RELX NV, have determined that each of their respective Audit Committees contains at least one Audit Committee financial expert within the meaning of the applicable rules and regulations of the SEC. The Audit Committee financial experts serving on the RELX PLC and the RELX NV Audit Committees are Adrian Hennah, Suzanne Wood and Ben van der Veer. Each is considered independent.

ITEM 16B: CODES OF ETHICS

The Group has adopted a code of ethics (Code of Ethics and Business Conduct) that applies to all directors, officers and employees of the Group, as well as a separate code of ethics (Code of Ethics for Senior Financial Officers) that also applies to RELX PLC's and RELX NV's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Senior Financial Officers"). Both of these codes of ethics are available under "Corporate structure and governance" of the Investor centre page at www.relx.com. The information on our website is not incorporated by reference into this report. If the Code for Senior Financial Officers is amended or a provision waived, we intend to satisfy any disclosure obligations by posting information on the internet website set forth above within five business days of such amendment or waiver. In February 2016, we amended the Code for Senior Financial Officers to address those to whom the policy applies, the reporting process and potential disciplinary actions for violations, and responsibilities regarding disclosure in financial reports and other disclosure.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our principal accountant, Ernst & Young LLP, are set forth in note 4 to the consolidated financial statements under the heading 'Auditors' remuneration' on page 126 of the Group's Annual Reports and Financial Statements 2017 and incorporated herein by reference to Exhibit 15.2.

The Audit Committees of RELX PLC and RELX NV have adopted policies and procedures for the pre-approval of audit and non audit services provided by the auditors. These policies and procedures are summarised below.

The terms of engagement and scope of the annual audit of the financial statements are agreed by the respective Audit Committees in advance of the engagement of the auditors in respect of the annual audit. The audit fees are approved by the Audit Committees.

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The respective Chair of Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider SEC rules and other guidelines in determining the scope of permitted services. All assignments other than audit-related work must be specifically pre-approved by the Audit Committees in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fees in any given year, unless approved in advance by the Audit Committees. All of the audit and non-audit services carried out in the year ended December 31, 2017 were pre-approved under the policies and procedures summarised above.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017 the Group repurchased 23.1 million RELX PLC ordinary shares and 21.4 million RELX NV ordinary shares for total consideration of £700 million, to be held in treasury. A total of 44.5 million RELX PLC and RELX NV shares were repurchased in 2017.

	PLC		NV	
	Number of ordinary shares	Average price paid per share pence	Number of ordinary shares	Average price paid per share €
January 2017	1,931,400	14.44	1,722,948	15.68
February 2017	2,156,578	14.70	1,920,433	16.24
March 2017	3,831,223	15.46	3,411,166	16.87
April 2017	2,722,170	15.84	3,048,709	17.63
May 2017	3,155,447	16.18	2,949,483	18.12
June 2017	3,035,970	16.99	2,703,112	18.54
July 2017	1,384,579	16.49	1,232,869	17.77
August 2017	1,159,385	16.80	1,032,500	17.74
September 2017	1,109,524	16.66	988,150	17.81
October 2017	1,243,672	16.93	1,108,400	18.45
November 2017	1,157,859	17.52	1,032,024	19.27
December 2017	234,692	17.47	208,928	19.39
	23,122,499	16.04	21,358,722	17.57

All shares were purchased under programmes publicly announced on December 8, 2016 and February 23, 2017. All of these programmes were completed during 2017.

On December 7, 2017 RELX PLC and RELX NV announced a non-discretionary programme to repurchase further ordinary shares up to the value of £100 million in total between January 2, 2018 and February 12, 2018. A further 3.3 million RELX PLC shares and 2.9 million RELX NV shares have been repurchased as at February 14, 2018, under this programme. On February 15, 2018, RELX PLC and RELX NV announced their intention to repurchase further ordinary shares up to the value of £600 million in aggregate over the remainder of 2018.

In addition, during 2017 the Employee Benefit Trust purchased 1.2 million RELX PLC shares and 1.3 million RELX NV shares.

ITEM 16G: CORPORATE GOVERNANCE

Details of our corporate governance practices are set out on pages 57 to 60 of Item 15: Controls and Procedures.

Compliance with New York Stock Exchange Corporate Governance Rules

RELX PLC and RELX NV, as companies listed on the New York Stock Exchange (the "NYSE"), are subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (the "SEC"). We also continually monitor our compliance with the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to foreign private issuers.

As foreign private issuers, RELX PLC and RELX NV are only required to comply with certain of the NYSE corporate governance rules and are in compliance with all applicable rules. The NYSE's rules also require disclosure of any significant ways in which their corporate governance practices differ from those required of US companies under the NYSE listing standards.

We follow UK corporate governance practice, which does not differ significantly from the NYSE corporate governance standards for foreign issuers. We also follow Dutch corporate governance practice. We believe that our corporate governance practices do not differ in any significant way from those required to be followed by US companies under the NYSE corporate governance listing standards.

The NYSE listing standards provide that US companies must have a nominating/corporate governance committee composed entirely of independent directors and with a written charter that addresses the committee's purpose and responsibilities which, at a minimum, must be to identify individuals qualified to become board members, develop and recommend to the Board a set of corporate governance principles and to oversee the evaluation of the board and management.

RELX PLC and RELX NV have a joint Nominations Committee and a joint Corporate Governance Committee. The written terms of reference adopted by the RELX PLC and the RELX NV Boards for these committees specify purposes and responsibilities that correspond to those of a US company's nominating/corporate governance committee under the NYSE's listing standards. The Nominations Committee and the Corporate Governance Committee are composed entirely of Non-Executive Directors.

GLOSSARY OF TERMS

Terms used in Annual Report on Form 20-F	US equivalent or brief description
Accruals	Accrued expenses
Adjusted cash flow	Cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding pension deficit payments and payments in relation to acquisition related costs
Adjusted earnings per share	Adjusted net profit attributable to RELX PLC and RELX NV shareholders divided by the total weighted average number of shares for the group
Adjusted net profit attributable to RELX PLC and RELX NV shareholders	Net profit attributable to RELX PLC and RELX NV shareholders before amortisation of acquired intangible assets, acquisition related costs, net interest on net defined benefit obligation, disposals and other non-operating items, other deferred tax credits from intangible assets and exceptional tax credits
Adjusted operating margin	Adjusted operating profit expressed as a percentage of revenue. This is a key financial measure used by management to evaluate performance and allocate resources
Adjusted operating profit	Operating profit before amortisation of acquired intangible assets, acquisition related costs, and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. This is a key financial measure used by management to evaluate performance and allocate resources and is presented in accordance with IFRS8-Operating Segments
Allotted	Issued
Associate	An entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management
Called up share capital	Issued share capital
Capital and reserves	Shareholders' equity
Cash flow conversion	The proportion of adjusted operating profits converted into cash
Combined Businesses	The combined businesses in years up to and including 2014 encompassed the businesses of RELX Group plc and Elsevier Reed Finance BV, together with, RELX PLC and RELX NV. Effective February 25, 2015, ownership of Elsevier Reed Finance BV was transferred to Reed Elsevier Group plc and this newly combined single group entity was named RELX Group plc
Constant currency	Calculated using the previous financial year's full-year average and hedge exchange rates
Effective tax rate on adjusted operating profit	Tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets
EPS	Earnings per ordinary share
Finance lease	Capital lease
Free cash flow	Operating cash flow excluding the effects of interest, tax and dividends
Invested capital	Average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets
Investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income
Interest payable	Interest expense
Net borrowings	Gross borrowings, less related derivative financial instrument assets and cash and cash equivalents
Net cash acquired	Cash less debt acquired with a business
Operating costs	Cost of sales plus selling and distribution costs plus administration and other expenses
Portfolio effects	Changes in the portfolio relating to acquisitions, disposals and assets held for sale
Prepayments	Prepaid expenses
Profit	Income
Profit attributable	Net income
Share based remuneration	Stock based compensation
Share premium account	Premiums paid in excess of par value of ordinary shares
Return on invested capital	Post tax adjusted operating profit expressed as a percentage of average capital employed. This is a key financial measure used by management
Revenue	Sales
Underlying growth	Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling. This is a key financial measure as it provides an assessment of year on year organic growth without distortion for part year contributions and the impact of changes in foreign exchange rates

ITEM 19: EXHIBITS

Exhibits filed as part of this annual report, or incorporated by reference

1.1   Articles of Association of RELX PLC, reflecting the change of company name from Reed Elsevier PLC on July 1, 2015 pursuant to a special resolution dated April 23, 2015 (incorporated by reference from Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)

1.2   Articles of Association of RELX NV (as amended June 30, 2015) reflecting the change of company name from Reed Elsevier NV effective on July 1, 2015 and the cancellation of the class of R shares in RELX NV (incorporated by reference from Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-13688) filed with the SEC on March 8, 2016)

1.3   Governing Agreement, (as amended on July 1, 2015) between RELX PLC and RELX NV (incorporated by reference from Exhibit 1.3 to the Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)

2.1   Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

2.2   Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX PLC, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197562) filed with the SEC on June 26, 2015)

2.3   Form of Amendment No. 1 to Amended and Restated Deposit Agreement, effective as of July 1, 2015, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(i) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)

2.4   Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among RELX NV, Citibank N.A., as depositary, and all Holders and Beneficial Holders of American Depositary Shares issued thereunder (incorporated by reference from Exhibit (a)(ii) to the Registration Statement on Form F-6/A (File No. 333-197563) filed with the SEC on June 26, 2015)

4.1   RELX Group plc Share Option Scheme (incorporated by reference from Exhibit 4.4 to the 2003 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 16, 2004)

4.2   RELX Group plc Retention Share Plan (as amended on March 13, 2006) (incorporated by reference from Exhibit 4.9 on the 2006 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 22, 2007)

4.3   RELX Group plc Bonus Investment Plan 2010 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-167058) filed with the SEC on May 25, 2010)

4.4   RELX Group plc Long-Term Incentive Plan 2013 (incorporated by reference from Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.5   RELX Group plc Executive Share Option Scheme 2013 (incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191419) filed with the SEC on September 27, 2013)

4.6   RELX Group plc Restricted Share Plan 2014 (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-197580) filed with the SEC on July 23, 2014)

4.7   Service Agreement between RELX Group plc and Erik Engstrom (dated March 14, 2011) (incorporated by reference from Exhibit 4.14 to the 2012 Annual Report on Form 20-F (File No. 001-1334) filed with the SEC on March 12, 2013)

4.8   Service Agreement between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.12 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)

4.9   Letter between RELX Group plc and Nick Luff (dated January 6, 2014) (incorporated by reference from Exhibit 4.13 to the 2014 Annual Report on Form 20-F (File No. 001-1334)) filed with the SEC on March 10, 2015)

8.0   List of significant subsidiaries, associates, joint ventures and business units

12.1   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC

12.2   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC

12.3   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV

12.4   Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX PLC
13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX PLC
13.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Executive Officer of RELX NV
13.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer of RELX NV
15.1	Independent Registered Public Accounting Firm's Consent – Ernst & Young LLP – Consolidated Financial Statements
15.2*	Annual Reports and Financial Statements 2017
15.3	Remuneration Policy Report (incorporated by reference from Exhibit 15.3 to the 2015 Annual Report on Form 20-F (File No. 001-13334) filed with the SEC on March 8, 2016)
15.4	Independent Registered Public Accounting Firm's Consent – Deloitte LLP – Consolidated Financial Statements
101.1	The following financial information for RELX Group formatted in XBRL: (i) Consolidated Income Statement for the years ended December 31, 2017, 2016 and 2015; (ii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statement of Cash Flows for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statement of Financial Position at December 31, 2017 and 2016; (v) Consolidated Statement of Changes in Equity for the years ended December 31, 2017, 2016 and 2015; and (vi) Notes to the Consolidated Financial Statements

The total amount of long term debt securities of the Group authorised under any single instrument does not exceed 10% of the total assets of the Group. The Registrants hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long term debt of the Group or any of the businesses for which consolidated or unconsolidated financial statements are required to be filed.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representation and warranties made by any of the registrants in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

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*   Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Annual Reports and Financial Statements 2017 are not deemed to be filed as part of this Form 20-F.

SIGNATURES

Each of the Registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

RELX PLC	RELX NV
Registrant	Registrant
By: /s/ E ENGSTROM	By: /s/ E ENGSTROM
E Engstrom	E Engstrom
Chief Executive Officer	Chief Executive Officer
By: /s/ N LUFF	By: /s/ N LUFF
N Luff	N Luff
Chief Financial Officer	Chief Financial Officer
Dated: February 22, 2018	Dated: February 22, 2018



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